                                                                       EXHIBIT 2

                         UNITED STATES BANKRUPTCY COURT
                              DISTRICT Of DELAWARE


---------------------------------------------
In re:                                       ) Chapter 11
                                             )
BIRMINGHAM STEEL CORPORATION,                ) Case No. 0211586 (RSB)
BIRMINGHAM SOUTHEAST. LLC                    ) Case No. 0211587 (RSB)
AMERICAN STEEL & WIRE CORPORATION.           ) Case No. 0211588 (RSB)
PORT EVERGLADES STEEL CORPORATION.           ) Case No. 0211589 (RSB)
BIRMINGHAM RECYCLING INVESTMENT              ) Case No. 0211590 (RSB)
COMPANY,                                     )
                                             ) Jointly Administered
     Debtors.                                )
                                             )
---------------------------------------------


                 AMENDED AND RESTATED DISCLOSURE STATEMENT FOR
                        JOINT PLAN OF REORGANIZATION OF
                    BIRMINGHAM STEEL CORPORATION, BIRMINGHAM
              SOUTHEAST, L.L.C, AMERICAN STEEL & WIRE CORPORATION,
                 PORT EVERGLADES STEEL CORPORATION, BIRMINGHAM
                      RECYCLING INVESTMENT COMPANY, UNDER
                       CHAPTER 11 OF THE BANKRUPTCY CODE
                       ---------------------------------

                                      John P. Whittington
                                      Patrick Darby
                                      Lloyd C. Peeples. III
                                      Christopher L. Hawkins
                                      BRADLEY ARANT ROSE & WHITE LLP
                                      2001 Park Place
                                      Suite 1400
                                      Birmingham, Alabama 35203
                                      (205)521-8000

                                      -and-

                                      James L. Patton, Jr. (No. 2202)
                                      Michael R. Nestor (No. 3526)
                                      YOUNG CONAWAY STARGATT
                                      & TAYLOR, LLP
                                      The Brandywine Building
                                      1000 West Street, 17th Floor
                                      Wilmington. Delaware 19801
                                      Telephone: (302) 571-6600

                                      Attorneys for Debtors in Possession

                    DISCLOSURE STATEMENT DATED JULY 3, 2002

  SOLICITATION OF VOTES WITH RESPECT TO THE AMENDED AND RESTATED JOINT PLAN OF
                                 REORGANIZATION

                                       OF

BIRMINGHAM STEEL CORPORATION, BIRMINGHAM SOUTHEAST, LLC, AMERICAN STEEL, & WIRE CORPORATION, PORT EVERGLADES STEEL CORPORATION AND BIRMINGHAM RECYCLING INVESTMENT COMPANY

         THE MANAGEMENT OF BIRMINGHAM STEEL CORPORATION, BIRMINGHAM SOUTHEAST, LLC, AMERICAN STEEL & WIRE CORPORATION, PORT EVERGLADES STEEL CORPORATION, AND BIRMINGHAM RECYCLING INVESTMENT COMPANY (THE "DEBTORS") BELIEVES THAT THE DEBTORS' AMENDED AND RESTATED JOINT PLAN OF REORGANIZATION DATED JULY 3, 2002 (THE "PLAN"), IS IN THE BEST INTERESTS OF CREDITORS. ALL CREDITORS ARE URGED TO VOTE IN FAVOR OF THE PLAN, VOTING INSTRUCTIONS ARE CONTAINED ON PAGES 4-6 OF THIS DISCLOSURE STATEMENT. TO BE COUNTED, YOUR BALLOT MUST BE DULY COMPLETED, EXECUTED, AND RECEIVED BY BANKRUPTCY SERVICES, LLC. 70 EAST 55TH STREET, 6TH FLOOR. NEW YORK, NEW YORK 10022, ON ____________ (THE "VOTING DEADLINE").

         THE OFFICIAL COMMITTEE OF ________________ AND TIME OFFICIAL COMMITTEE OF _____________ INDEPENDENTLY HAVE CONCLUDED THAT THE PLAN IS IN THE BEST INTERESTS OF THE DEBTORS' CREDITORS AND URGE THE DEBTORS' CREDITORS TO VOTE IN FAVOR OF THE PLAN. ACCOMPANYING THIS DISCLOSURE STATEMENT, ARE LETTERS DETAILING THE COMMITTEES' RECOMMENDATIONS WITH REGARD TO THE PLAN.

         ALL CREDITORS ARE ENCOURAGED TO READ AND CONSIDER CAREFULLY THIS ENTIRE DISCLOSURE STATEMENT, INCLUDING THE PLAN ATTACHED AS EXHIBIT A, PRIOR TO SUBMITTING BALLOTS PURSUANT TO THIS SOLICITATION. THIS DISCLOSURE STATEMENT CONTAINS ONLY A SUMMARY OF THE PLAN, AND IS NOT INTENDED TO REPLACE CAREFUL AND DETAILED REVIEW AND ANALYSIS OF THE PLAN.

------------------

         ALL CAPITALIZED TERMS IN THIS DISCLOSURE STATEMENT NOT OTHERWISE DEFINED HEREIN HAVE THE MEANINGS GIVEN TO THEM IN THE PLAN. THE SUMMARIES OF THE PLAN AND THE OTHER DOCUMENTS CONTAINED IN THIS DISCLOSURE STATEMENT ARE QUALIFIED BY REFERENCE TO THE PLAN AND SUCH OTHER DOCUMENTS THEMSELVES.

------------------


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

         THE DISCLOSURE STATEMENT HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE STATEMENTS CONTAINED HEREIN.

1.       INTRODUCTION

         A.       PRELIMINARY STATEMENT.

         On June 3, 2002 (the "Filing Date"), Birmingham Steel Corporation ("BSC"), Birmingham Southeast, L.L.C. ("BSE"), American Steel & Wire Corporation ("ASW"), Port Everglades Steel Corporation ("PESCO"), and Birmingham Recycling Investment Company ("BRI"), debtors and debtors-in-possession (the "Debtors"), filed voluntary petitions for relief under chapter 11 of title 11, United States Code, 11 U.S.C. ss. 101, et seq. (the "Bankruptcy Code") before the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). This Disclosure Statement and the accompanying Plan relate to all Debtors. The respective chapter 11 cases of the Debtors (the "Cases") are being jointly administered, with the Debtors managing their assets, businesses and financial affairs as debtors-in-possession, subject to the supervision of the Bankruptcy Court.

         As set forth in more detail below, the Plan provides for the sale of substantially all of the Debtors' assets, which are subject to the liens and security interests of the Secured Parties (as defined below). The Plan includes a compromise between the Debtors and the Secured Parties that allows certain proceeds of the proposed sale to be paid to constituencies other than the Secured Parties. Without limitation, the Plan provides for (a) the sale of substantially all of the Debtors' assets; (b) the payment of net proceeds of the sale (after the payment of administrative expense claims and certain other costs and expenses related to the proposed transaction) to the agent for the Secured Parties with a portion thereof to be delivered to a Distribution Agent for distribution to various classes of creditors and holders of equity interests; and (c) releases in favor of the Debtors and the Secured Parties and their respective officers, directors, employees and other representatives. See Section VI below for a summary of the Plan.

         Accompanying this Disclosure Statement are copies of the following:

                  1. The order of the Bankruptcy Court dated________, 2002 approving this Disclosure Statement and solicitation and voting procedures related to the Plan and setting the hearing on confirmation of the Plan for ___________, 2002 at ___________.

                  2.       The Plan.

                  3. A ballot for accepting or rejecting the Plan. Ballots are provided only to holders of Allowed Claims in Classes 2, 3, and 4 because only holders of claims in these classes may vote to accept or reject the Plan under the provisions of the Bankruptcy Code. All other classes of claims and interests are deemed to either have accepted the Plan (Class 1) or to have rejected the Plan (Classes 5, 6, 7 and 8). See Section I.B.2 ("Voting on the Plan") for additional information regarding ballots and voting procedures.

         B.       PLAN CONFIRMATION PROCESS.

                  1.       APPROVAL OF DISCLOSURE STATEMENT.

         After notice and a hearing held on August 6, 2002, the Bankruptcy Court approved this Disclosure Statement by order dated ________ as containing information of a kind, and in sufficient detail, that would enable a hypothetical reasonable investor typical of holders of claims or interests in Classes 2, 3, and 4 to make an informed judgment whether to accept or reject the Plan. The Bankruptcy Court's approval of this Disclosure Statement, however, does not constitute a determination by the Bankruptcy Court as to the fairness or merits of the Plan.

         Each holder of a Claim and Interest should carefully read this Disclosure Statement and the Plan in their entirety before voting on the Plan.

                  2.       VOTING ON THE PLAN

                           A)       WHO MAY VOTE. Pursuant to Section 1126 of
the Bankruptcy Code, holders of Allowed Claims or Interests may vote to accept or reject the Plan, provided, however, that (i) the holders of Claims or Interests in classes that are not impaired under the Plan conclusively are presumed to have accepted the Plan and solicitation of acceptances with respect to such classes is not required, and (ii) a class is deemed not to have accepted the Plan if the Plan provides that the Claims or Interests in such class do not entitle the holders of such Claims or Interests to receive or retain any property under the Plan on account of such Claims or Interests. Accordingly, the Debtors are soliciting acceptance of the Plan only from holders of Claims or Interests in the following classes, which are "impaired" under the Plan and are entitled to accept or reject the Plan:

                           - Class 2 (Secured Claims of Parties to the Omnibus Collateral Agreement and the Intercreditor Agreement).

                           - Class 3 (Allowed Secured Claims other than Allowed Secured Claims in Class 2).

                           - Class 4 (Allowed Unsecured Claims) other than Intercompany Claims).

         Only Persons who hold Claims or Interests in the foregoing impaired classes are entitled to vote to accept or reject the Plan, Holders of Claims in Class 1 (Allowed Other Priority Claims) are not impaired under the Plan and are deemed to have accepted the plan. Holders of Claims or Interests in Class 5 (Interests in BSC other than the Lender Warrants) or Class G (Interests that are Lender Warrants) or Class 7 (Intercompany Claims) or Class 8 (Intercompany Interests) will not receive any distributions under the Plan on account of such Claims or Interests and are deemed to have rejected the Plan.

         THE DEBTORS BELIEVE THAT ACCEPTANCE OF THE PLAN IS IN THE BEST INTERESTS OF HOLDERS OF CLAIMS AND INTERESTS IN ALL IMPAIRED CLASSES. THE DEBTORS RECOMMEND THAT ALL PERSONS ENTITLED TO VOTE CAST A BALLOT TO ACCEPT THE PLAN.

                           B)       DEADLINE FOR VOTING. The Bankruptcy Court
has fixed ______ (Eastern Time) on ________ as the deadline for voting. To be counted, all ballots must be completed and received, as set forth below, before the Voting Deadline.

                           C)       VOTING PROCEDURES. Holders of Claims in
Classes 2, 3, and 4 should complete and sign the enclosed Ballot and mail it to:

                                    Bankruptcy Services, LLC
                                    70 East 55th Street, 6th Floor
                                    New York, New York 10022
                                    Attn: Ron Jacobs

         TO BE COUNTED, YOUR BALLOT MUST BE RECEIVED BY THE VOTING DEADLINE OF _______________ P.M. EASTERN TIME ON __________, 2002. YOU MUST ENSURE THE RECEIPT OF THE BALLOT BEFORE THE VOTING DEADLINE. FACSIMILES WILL NOT BE ACCEPTED. BALLOTS RECEIVED AFTER THE VOTING DEADLINE WILL NOT BE COUNTED.

                           D)       SIGNIFICANCE OF VOTING. The vote of each
holder of an impaired Claim entitled to vote is important. Acceptance by each impaired class of claims is a condition to confirmation of the Plan on a consensual basis. The Bankruptcy Code defines "acceptance" of a plan by a class of creditors as acceptance by holders of two-thirds in dollar amount and more than one-half in number of the claims of that class that actually cast ballots for acceptance or rejection of the plan. If a class or classes of impaired Claims does not accept the Plan, the Debtors have requested confirmation of the plan under the "cram down" provisions of Section 1129(b) of the Bankruptcy Code, which permits confirmation, notwithstanding nonacceptance by one or more impaired classes, if the Plan does not discriminate unfairly and is "fair and equitable" with respect to each nonaccepting class. THESE CALCULATIONS ARE BASED ONLY ON THE CLAIM AMOUNTS AND NUMBER OF CREDITORS WHO ACTUALLY VOTE. ANY BALLOT THAT IS VALIDLY EXECUTED THAT DOES NOT CLEARLY INDICATE REJECTION OF THE PLAN SHALL BE DEEMED TO


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


CONSTITUTE A VOTE FOR ACCEPTANCE OF THE PLAN. THE VOTE OF EACH CREDITOR IS IMPORTANT.

         The Debtors will prepare and file with the Court a certification of the results of the balloting with respect to the Plan. ANY BALLOTS RECEIVED AFTER THE VOTING DEADLINE WILL NOT BE COUNTED. NOR WILL ANY BALLOTS RECEIVED BY FACSIMILE BE ACCEPTED.

         3.       CONFIRMATION HEARING.

         Pursuant to Section 1128 of the Bankruptcy Code, the Bankruptcy Court has scheduled a hearing to consider confirmation of the Plan commencing at 9:30 a.m. (Eastern time), on September 12, 2002, at 824 Market Street, Wilmington, Delaware, before the Honorable Ronald S. Barliant, United States Bankruptcy Judge. The Bankruptcy Court has directed that objections, if any, to confirmation of the Plan be served and filed with the Bankruptcy Court no later than August 30, 2002 in the manner described below. The Confirmation Hearing may be adjourned from time to time without further notice except for the announcement of the adjourned date made at the Confirmation Hearing or at any subsequent adjourned Confirmation.

         At the Confirmation Hearing, the Court will (i) determine whether the requisite vote has been obtained for each Class, (ii) hear and determine objections, if any, to the Plan and to confirmation of the Plan that have not been previously disposed of, (iii) determine whether the Plan meets the confirmation requirements of the Bankruptcy Code, and (iv) determine whether to confirm the Plan.

         Any objection to confirmation of the Plan must be in writing and filed and served as required by the Court pursuant to the Order Approving Form of Notice and Solicitation Procedures with Respect to Hearing on Confirmation of Joint Plan of Reorganization and Granting Related Relief dated ___________, a copy of which accompanies this Disclosure Statement. Specifically, all objections to the confirmation of the Plan must be served in a manner so as to be received on or before August 30, 2002 at 4:00 p.m. (Eastern time) by:

         (i) Clerk of the Court, United States Bankruptcy Court, 824 Market Street. 5th Floor, Wilmington, Delaware 19801;

         (ii) counsel to the Debtors, Bradley Arant Rose & White LLP, 1400 Park Place Tower, 2001 Park Place, Birmingham, AL 35203, Attn: John P. Whittington and Patrick Darby;

         (iii) counsel to the Debtors, Young Conaway Stargatt & Taylor, LLP, The Brandywine Building, 1000 West Street, 17th Floor. Wilmington, DE 19899-0391, Attn: James L. Patton, Jr., Esq, and Michael R. Nestor; Esq.;

         (iv) counsel to Bank of America, N.A., Winstead Sechrest & Minick P.C., 5400 Renaissance Tower, 1201 Elm Street, Dallas. TX 75270, Attn. Mike Farquhar, Esq. and Phillip L. Lamberson, Esq.;

         (v) counsel to 1993 and 1995 Noteholders, Bingham McCutchen LLP, 399 Park Avenue, New York, NY 10022, Attn: Ronald Silverman. Esq.; Bingham McCutchen LLP, One State Street, Hartford, CT 06103, Attn: F. Mark Fucci, Esq,;

         (vi) counsel to Capital Funding VII LLC, O'Sullivan LLP, 30 Rockefeller Plaza, New York, NY 10112, Attn: Stewart A. Kagan, Esq.;

         (vii) counsel to Unsecured Creditors Committee. Reed Smith LLP. 2500 One Liberty Place, Philadelphia, PA 19103-7301, Attn: Claudia Z. Springer, Esq., and

         (viii) Office of the United States Trustee, J, Caleb Boggs Federal Building, 844 N. King Street, Wilmington, DE 19801, Attn: Mark Kenney, Esq.


II.      BUSINESS AND HISTORY OF DEBTORS.

         A.       CORPORATE STRUCTURE OF DEBTORS AND RELATED ENTITIES.

         Birmingham Steel Corporation ("BSC") is a Delaware corporation whose shares are publicly traded on the OTC Bulletin Board under the symbol BIBS. As of May 16, 2002, there were 31,857,083 shares of BSC's common stock, par value $.01, outstanding. BSC has six (6) direct, wholly owned subsidiaries: American Steel & Wire Corporation, a Delaware corporation ("ASW"); Birmingham Steel Management, Inc., a Delaware corporation; Birmingham East Cost Holdings, LLC, a Delaware limited liability company; Port Everglades Steel Corporation, a Delaware corporation ("PESCO"); Birmingham Recycling Investment Company, a Delaware corporation ("BRI"); and Midwest Holdings, Inc., a Delaware corporation. In addition, BSC (through its wholly owned subsidiary Birmingham East Coast Holdings, LLC) owns an 85% interest in Birmingham Southeast, LLC, a Delaware limited liability company ("BSE"), and a 50% interest (through its wholly owned subsidiaries Birmingham Recycling Investment Company) in Richmond Steel Recycling, Ltd., a Canadian entity. The remaining 15% of BSE is owned by Atlantic Steel Company and the remaining 50% interest in Richmond Steel Recycling, Ltd. is owned by SIMS Canada, Ltd. Birmingham East Coast Holdings, LLC is also the sole member of Cumberland Recyclers, LLC, a Delaware limited liability company.

         B.       OVERVIEW OF DEBTORS' BUSINESS.

                  1.       GENERAL.

                  BSC and BSE own and operate facilities in the mini-mill sector of the steel industry. The facilities produce; a variety of steel products including reinforcing bars (rebar) and merchant products such as rounds, flats, squares, strips, angles and


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

channels. These products are sold primarily to customers in the steel fabrication, manufacturing and construction industries. BSC has regional warehouses and distribution facilities, which are used to distribute its rebar and merchant products. BSC also owns an equity interest in Richmond Steel Recycling, Ltd., a scrap collection and processing operation. BSC's affiliates Cumberland Recyclers, LLC and Midwest Holdings, Inc. are shell entities that do not own material assets. Birmingham Steel Management, Inc. provides fee-based consulting services to third parties.

                  2.       STEEL MANUFACTURING.

                  Steel can be produced at significantly lower costs by mini-mills than by integrated steel operations, which typically process iron ore and other raw materials in blast furnaces to produce steel. Integrated steel mills generally (a) use more costly raw materials; (b) consume more energy; (c) consist of older and less efficient facilities which are more labor-intensive; and (d) employ a larger labor force than the mini-mill industry. In general, mini-mills service geographic markets and produce a limited line of rebar and merchant products.

                  3.       FACILITIES.

                  BSC operates mini-mills (electric arc furnace melt shops and finished product rolling mills) in Birmingham, Alabama; Kankakee, Illinois; and Seattle, Washington. BSC also has a rolling mill in Joliet, Illinois (which was indefinitely shut-down in June 2001), and has warehouse and distribution facilities in Fontana and Livermore, California; Baltimore, Maryland; and Ft. Lauderdale, Florida. Through its wholly owned subsidiary, Birmingham East Coast Holdings LLC, BSC owns 85% of BSE, a consolidated subsidiary that operates a mini-mill in Jackson, Mississippi. BSC also owns an SBQ melt shop in Memphis, Tennessee. The following is a description of BSC's core mini-mill production facilities:

                           (a)      The Birmingham, Alabama facility produces
primarily rebar and some merchant products.

                           (b)      The Kankakee, Illinois facility is located
approximately 50 miles south of Chicago. The Kankakee operation produces rebar and a variety of merchant products, including rounds, angles, channels, squares, flats and strip.

                           (c)      The Joliet, Illinois facility was acquired
with BSC's purchase of ASW in November 1993. In fiscal 1996, BSC transferred the operation of the Joliet facility from the management in Cleveland to the operational control of the Kankakee management group. The Joliet operation obtained its semi-finished steel billet requirements primarily from the Kankakee facility. Because of deteriorating market conditions, the operations at Joliet were indefinitely suspended in June 2001.

                           (d)      The Seattle, Washington facility is located
adjacent to the Port of Seattle. BSC began operating in Seattle in 1986 upon the acquisition of a local steel company. In 1991, BSC purchased the assets of Seattle Steel, Inc., in west Seattle, and consolidated all of its steel operations to the west Seattle site. The Seattle operation produces rebar and a variety of merchant products, including rounds, angles, channels, squares. flats and strip.

                           (e)      The Jackson, Mississippi facility was
originally acquired by BSC in August 1985. In December 1996, upon formation of BSE, BSC contributed the assets of its Jackson facility to the newly-formed limited liability company. BSC, through its Birmingham East Coast Holdings subsidiary owns 85% of BSE. The Jackson facility produces primarily merchant products including rounds, squares, flats, strip and angles. The Jackson facility also has the capability to produce rebar.

                           (f)      In December 1994, BSC acquired substantially
all of the assets of PESCO, a Florida-based steel distributor which operates facilities in Florida and Texas. The PESCO facility obtains the majority of its steel requirements from the debtors' Birmingham, Jackson and Kankakee mills.

                           (g)      The Memphis, Tennessee facility began
start-up operations in November of 1997. The Memphis SBQ melt shop was designed to produce 1 million tons of high quality billets per year. BSC ceased operations of the Memphis facility as of January 1, 2000 and committed to a plan to sell the assets.

                  4.       RAW MATERIALS.

         The principal raw material used in BSC's mini-mills is ferrous scrap, generally derived from automobile, industrial and railroad scrap. The market for scrap steel is highly competitive and its price volatility is influenced by periodic shortages, freight costs, speculation by scrap brokers and other conditions largely beyond the control of BSC. BSC purchases its outside scrap requirements from a number of scrap merchants and is not generally dependent on any single supplier. In fiscal 2001, scrap costs represented approximately 40% of BSC's total manufacturing costs at its core mini-mills. Within the commodity product ranges dominated by the mini-mill industry, fluctuations in scrap market conditions have an industry-wide impact on manufacturing costs and selling prices of finished goods. During periods of scrap price escalation, the mini-mill industry seeks to maintain profit margins and BSC attempts to pass along increased raw material costs to customers. However temporary reductions in profit margin spreads frequently occur because of a timing lag between the escalation of scrap prices and the effective market acceptance of higher selling prices for finished steel products. Following this delay in margin recovery, steel industry profitability has historically escalated during periods of inflated scrap market pricing.

         Until December 1999 (when operations at Memphis were suspended), the Memphis melt shop used both; high-grade scrap and DRI (direct reduced iron) as feedstock. Substantially all of the Memphis DRI was obtained from American Iron Reduction, LLC ("AIR"), a DRI joint venture with GS Industries, Inc.

         BSC consumes large amounts of electricity and natural gas. BSC purchases electricity from regulated utilities under interruptible service contracts because the costs of interruptible contracts are generally lower than alternative arrangements. However, under these high volume industrial contracts, electricity suppliers may periodically interrupt service during peak demand periods. BSC also consumes substantial amounts of natural gas. Since deregulation of the natural gas industry, BSC has generally obtained natural gas through negotiated contract purchases of well-head gas, with transportation through local pipeline distribution networks.

                  5.       PRODUCTS.

                           (a)      Rebar Products. BSC has the capability to
produce rebar at each of its continuing core mini-mill facilities. Rebar is generally sold to fabricators and manufacturers who cut, bend, shape and fabricate the steel to meet engineering, architectural or end-product specifications. Rebar is used primarily for strengthening concrete in highway construction, building construction and other construction applications. Unlike some other manufacturers of rebar, BSC does not engage in the rebar fabrication business, which could put BSC into direct competition with its major rebar customers. BSC instead focuses its marketing efforts on independent rebar fabricators and steel service centers. Rebar is a commodity steel product, which makes price the primary competitive factor. As a result, freight costs limit rebar competition to regional producers generally concentrated within a 700 mile radius of a mill. Except in unusual circumstances, the customer's delivery expense is limited to freight from the nearest mini-mill. Any incremental freight charges from another source must be absorbed by the supplier. BSC ships rebar products to customers primarily via common carrier and, to a lesser extent, by rail. Rebar is consumed in a wide variety of end uses, divided into roughly equal portions between private sector applications and public works projects. Private sector applications include commercial and industrial buildings, construction of apartments and hotels, utility construction, agricultural uses and various maintenance and repair applications. Public works projects include construction of highways and streets, public buildings, water treatment facilities and other projects. BSC's rebar operations are subject to a period of moderately reduced sales from November to February, when winter weather and the holiday season impact construction market demand.

                           (b)      Merchant Products. BSC has the capability to
produce merchant products at each of its continuing core mini-mill facilities. Merchant products consist of rounds, squares, flats and strip, along with angles and channels less than three inches wide. Merchant products are generally sold to fabricators, steel service centers and manufacturers who cut, bend, shape and fabricate steel to meet engineering or end product specifications. Merchant products are used to manufacture a wide variety of products, including gratings, steel floor and roof joists, safety walkways, ornamental furniture, stair railings and farm equipment. Merchant and structural products typically require more specialized processing and handling than rebar, including straightening, stacking and specialized bundling. Because of the greater variety of shapes and sizes, merchant and structural products are typically produced in shorter production runs, requiring more frequent changeovers in rolling mill equipment. Merchant products generally command higher prices and can produce higher profit margins on a per ton basis than rebar products. As with rebar, BSC generally ships merchant products to customers by common carrier or by rail and equalizes freight costs to the nearest competing mill.

                           (c)      SBQ Rod, Bar and Wire Products. BSC formerly
participated in the SBQ (special bar quality) segment of the steel industry. The SBQ segment produced high quality rod, bar and wire that was sold primarily to customers in the automotive, agricultural, industrial fastener, welding, appliance and aerospace industries in the United States and Canada. BSC's SBQ facilities sold high-quality rod, bar and wire products to customers in the automotive, agricultural, industrial fastener, welding, appliance and aerospace industries. In February 2001, BSC announced its intention to divest its SBQ operations in order to focus on its core mini-mill and scrap operations. On March 1, 2002, BSC and ASW completed the sale of the assets of its Cleveland, Ohio SBQ facility to Charter Steel-Cleveland, Inc.


                  6.       COMPETITION.

         Price sensitivity in markets for BSC's products is driven by competitive factors, including the cost and availability of steel in the marketplace. The geographic marketing areas for BSC's products are principally the United States and Canada. Because rebar and merchant products are commodity products, the major factors affecting the sale of finished products are competitive pricing, inventory availability, facility location and service. BSC competes in the rebar and merchant markets primarily with numerous regional domestic mini-mill companies and foreign importers.

         C.       HISTORY.

         BSC was formed in 1983 and commenced operations in 1984. Upon commencement of operations, BSC owned two mini-mills located in Birmingham, Alabama and Kankakee, Illinois. Subsequently, BSC has followed a strategy of growing by acquisition when market and economic conditions warrant. BSC acquired additional mini-mills in Jackson, Mississippi (1985) and Seattle, Washington
(1986). In 1991, BSC acquired the assets of Seattle Steel, Inc. and consolidated all of its Seattle operations at the former Seattle Steel site. In 1993, BSC entered the SBQ market with the acquisition of ASW, which added the Joliet, Illinois mini-mill as well as rod and wire mill assets at ASW's Cleveland facility (sold in March of 2002).

         In 1994, BSC acquired a Florida-based steel distributor, PESCO, which distributes steel products manufactured by BSC and other third parties. In December 1996, BSC contributed its Jackson, Mississippi mini-mill facility to BSE. BSE then purchased steel making assets located in Cartersville, Georgia from Atlantic Steel Industries, Inc., ("Atlantic"), a subsidiary of IVACO, Inc. At the time of its formation, BSE entered into a tolling agreement with Atlantic pursuant to which Atlantic converted billets produced by BSE into merchant product for tolling fee. BSE also entered into a take or pay agreement to supply billets to Atlantic. These agreements expired January 1, 1999. In March 1999, BSC commenced start-up of a new medium-section mill to replace the rolling production that was provided under the tolling arrangement with Atlantic. In March 1999, BSC commenced the start-up phase of its Cartersville rolling mill. On December 28, 2001, BSE and BSC sold the Cartersville facility.

         Following its acquisition of ASW in 1993, management sought to build BSC's SBQ operations using the ASW assets as a platform. In addition to building additional rolling mill capacity in Cleveland, BSC constructed a melt shop in Memphis, Tennessee. The Memphis melt shop facility was intended to provide lower cost raw materials (high grade, low carbon billets) for the Cleveland SBQ rod, bar and wire operations. During the development and expansion of the Cleveland and Memphis facilities, industry overcapacity and an increase in imported SBQ products created unfavorable pricing conditions. In January 2000, BSC decided to rationalize the SBQ operations by suspending melting operations at the Memphis facility and continuing operations at the ASW facilities using third-party billets. In February 2001, BSC announced its intention to divest its SBQ operations in order to focus oil its core mini-mill and scrap operations. On March 1, 2002, BSC completed the sale of the Cleveland, Ohio SBQ facility.

         In July 1999, The United Company Shareholder Group (the "United Group"), a dissident shareholder group, initiated a proxy contest to replace BSC's Chief Executive Officer and Board of Directors and certain members of management. On December 2, 1999, BSC and the United Group reached a settlement appointing John D. Correnti as Chairman and Chief Executive Officer and reconstituting the Board of Directors to include a total of twelve directors, nine of which were appointed by the United Group and three of which were appointed by previous management.

         On November 14, 2001, BSC announced that the New York Stock Exchange
(NYSE) had initiated procedures to delist BSC's common stock. The NYSE decision was reached in view of the fact that BSC had fallen below the following NYSE continued listing standards; average global market capitalization over a consecutive 30 trading-day period of less than $50 million, total stockholders' equity of less than $50 million, and the average closing price of BSC's common stock below one dollar over a consecutive 30 trading-day period. Effective with the market opening on November 18, 2001, BSC's common stock began trading on the OTC Bulletin Board under the symbol BIRS.

         D.       DEBT STRUCTURE.

         BSC has contingent and non-contingent secured indebtedness totaling approximately $645.0 million in the aggregate (the "Secured Indebtedness"). Events of default have occurred with respect to the Secured Indebtedness. ASW, PESCO, BRI, Birmingham East Coast Holdings, LLC, Midwest Holdings, Inc., Cumberland Recyclers, LLC, and Birmingham Steel Management, Inc., (the "Unlimited Recourse Subsidiary Guarantors") have guaranteed the Secured Indebtedness on a full recourse basis. BSE has guaranteed the Secured Indebtedness on a limited recourse basis, pursuant to which a lien on the Jackson, Mississippi facility of BSE has been granted by BSE to secure BSE's guaranty of the Secured Indebtedness. The Secured Indebtedness is secured by (i) essentially all of BSC's assets, including (x) BSC's equity interests in the Unlimited Recourse Subsidiary Guarantors and (y) an assignment for the benefit of the holders of the Secured Indebtedness of a $235.0 million intercompany note payable by BSE to BSC (the "BSE Note"), which note is secured by all of BSE's accounts receivable and inventory, (ii) essentially all of the assets of each of the Unlimited Recourse Subsidiary Guarantors, and (iii) the aforesaid lien on the Jackson, Mississippi facility of BSE. However, the 85% ownership interest in BSE held by Birmingham East Coast Holdings LLC (BSC's subsidiary) is not pledged to secure the Secured Indebtedness. Further, pursuant to the post-petition financing facility approved by the Bankruptcy Court's order of July __________, 2002 (the "DIP Facility"), the Debtors may incur up to $40.0 million in post-petition indebtedness secured by liens on essentially all of the Debtors' property. The liens securing the DIP Facility are senior to all existing liens, including the liens securing the Secured Indebtedness. As of the date of this Disclosure Statement, outstanding draws under the DIP Facility totaled approximately $13.2 million.

                  1.       GENERAL STRUCTURE OF SECURED INDEBTEDNESS.

                  The Secured Indebtedness has five main components, as follows:

                           (A)      1993 NOTES. Pursuant to certain Amended and
Restated Note Purchase Agreements dated as of October 12, 1999, as amended as of November 12, 1999, May 15, 2000, February 20, 2001, December 15, 2001, March 31,
2002 and May 15, 2002, BSC issued to certain institutions (in substitution of notes initially issued in 1993) an aggregate principal amount of $130.0 million of 10.03% senior notes due December 15, 2005 (collectively, the "1993 Notes"). As of the Filing Date, the aggregate principal amount of the 1993 Notes was approximately $128.40 million. The holders of the 1993 Notes collectively shall be referred to as the "1993 Noteholders".

                           (B)      1995 NOTES. Pursuant to certain Amended and
Restated Note Purchase Agreements dated as of October 12, 1999, as amended November 12, 1999, May 15, 2000, February 20, 2001, December 15, 2001, March 31,
2002 and May 15, 2002 BSC issued to certain institutions (in substitution of notes initially issued in 1995) (i) an aggregate principal amount of $76.0 million of 9.71% series A senior notes due December 15, 2002, (ii) an aggregate principal amount of $14.0 million of 9.82% series B senior notes due December 15, 2005, and (iii) an aggregate principal amount of $60.0 million of 9.92% series C senior notes due December 15. 2005 (collectively, the "1995 Notes"). As of the Filing Date, the aggregate principal amount of the 1995 Notes was approximately $148.10 million. The holders of the 1995 Notes collectively shall be referred to as the "1995 Noteholders". The 1993 Noteholders and the 1995 Noteholders shall be referred to collectively herein as the Noteholders".

                           (C)      LOAN FACILITY, Pursuant to that certain
Credit Agreement dated as of March 17, 1997 (the "Credit Agreement"), certain banks (collectively, the "Bank Group"), including the Bank of America, as agent (the "Bank Agent"), provided a credit facility to BSC in the initial principal amount of $300.0 million. The Credit

Agreement, as amended (the "Existing Credit Agreement"), establishes a line of credit facility in favor of BSC with various revolving, letter of credit, swing-line and other components (the "Credit Facility"). As of the Filing Date, the aggregate principal outstanding balance of the Credit Facility was approximately $267.0 million. Pursuant to the Court's interim order approving post-petition financing and authorizing the Debtors' use of Cash Collateral, the Debtors reduced the principal amount of the Credit Facility by approximately $32.0 million.

         Under the Credit Facility the Bank Agent, on behalf of the Bank Group, agreed to issue for the account of BSC one or more letters of credit up to a maximum aggregate amount of $15.0 million. Upon any demand for payment under any such letter of credit, BSC is obligated to pay and reimburse the Bank Agent for the amount of the draw. The aggregate face amount of letters of credit outstanding as of the Filing Date totaled approximately $5.52 million.

         Although the total commitment amount of the Credit Facility originally was $300.0 million, under the Existing Credit Agreement the proceeds of the sale of certain of the Debtors' assets have been applied to permanently reduce the Credit Facility and were not subject to reborrowing before maturity. See Section III.D, below.

                           (D)      MEMPHIS IDB NOTE. Pursuant to that certain
Loan Agreement dated as of October 1, 1996 (the "Memphis IDB Loan Agreement") between BSC and the Industrial Development Board of the City of Memphis and the County of Shelby, Tennessee (the "Memphis IDB"), the Memphis IDB issued $26.0 million of revenue bonds (the "Memphis IDB Bonds") pursuant to Section 753-1, et seq. of the Tennessee Code Annotated and loaned a portion of the proceeds of the sale of the Memphis IDB Bonds to BSC to finance the acquisition and installation of certain pollution control systems at BSC's melt shop facility in Memphis. The Memphis IDB Bonds are due October 1, 2026. The Memphis IDB Loan Agreement, BSC executed a promissory note dated October 8, 1996 in favor of the Memphis IDB in the principal amount of $26.0 million (the "Memphis IDB Note"). Pursuant to the Memphis IDB Note and the Memphis IDB Loan Agreement, obligated BSC to make loan payments to the Memphis IDB equal to, and in satisfaction of, the Memphis IDB's obligations under the Memphis IDB Bonds. Moreover, the Memphis IDB bonds were backed by that certain letter of credit dated October 8, 1996 issued by PNC Bank, Kentucky, Inc. ("PNC") for the benefit of PNC as trustee for the holders of the Memphis IDB Bonds (the "PNC L/C"). The Memphis IDB assigned its rights and interests under the Memphis IDB Loan Agreement and the Memphis IDB Note to PNC, as trustee for the holders of the Memphis IDB Bonds, pursuant to a Trust Indenture dated as of October 1, 1996. Pursuant to that certain Reimbursement Agreement dated October 1, 1996, as subsequently amended (the "Reimbursement Agreement"), BSC agreed to reimburse PNC for any draws on the PNC L/C. Subsequent to the Filing Date, PNC, as trustee for the holders of the Memphis IDB Bonds, drew on the PNC line of credit to satisfy the Memphis IDB Bonds. The principal amount of BSC's obligations under the Reimbursement Agreement is $26.0 million.

                           (E)      MEMPHIS LEVERAGED LEASE TRANSACTION.
Pursuant to that certain Equipment Lease Agreement dated as of September 30, 1997, as amended, modified and supplemented from time to time (the "Memphis Equipment Lease"), BSC leased certain melt shop equipment (the "Memphis Equipment") from J.P. Morgan Trust Co., N.A., as successor in interest to PNC Bank Kentucky, Inc. as owner-trustee (the "Owner Trustee"). Pursuant to a Trust Indenture and Security Agreement dated as of September 30, 1997, as amended, modified and supplemented from time to time (the "Trust Indenture"), the Owner Trustee collaterally assigned its payment rights under the Memphis Equipment Lease to First Union Bank (the "Indenture Trustee") to secure amounts due under certain nonrecourse equipment notes due November 10, 2012 (the "Memphis Equipment Notes"). Further pursuant to the Trust Indenture, the Memphis Equipment Notes also are secured by the Memphis Equipment.

         Pursuant to a Participation Agreement among BSC, the Indenture Trustee, NationsBank, N.A. and AmSouth Leasing, Ltd. as owner participants (the "Owner Participants") and the holders of the Memphis Equipment Notes (the "Memphis Equipment Noteholders") dated as of September 30, 1997 (the "Participation Agreement") and a Trust Agreement between the Owner Trustee and the Owner Participants dated as of September 30, 1997, the Owner Trustee purchased the Memphis Equipment in trust for the benefit of the Owner Participants as co-tenants. Pursuant to the Participation Agreement, the Memphis Equipment Noteholders advanced the funds to purchase the Memphis Equipment. The Owner Trustee issued the Memphis Equipment Notes, which are nonrecourse notes due November l0, 2012, pursuant to the Trust Indenture. By a separate transaction, the Owner Trustee sold the Memphis Equipment to the Memphis IDB. The Memphis IDB leases the Memphis Equipment back to the Owner Trustee, for the benefit of the Owner Participants as co-tenants, pursuant to an Industrial Personal Property Lease Agreement dated as of November 10, 1997. The Owner Trustee then subleases the Memphis Equipment to BSC pursuant to the Memphis Equipment Lease. The transaction with the Memphis IDB was designed to provide certain tax benefits to the Owner Participants and BSC. Pursuant to a Tax Indemnity Agreement dated as of September 20, 1997, BSC agreed on certain terms and conditions to indemnify the Owner Participants for the potential the loss of such tax benefits as a result of defaults under the applicable documents or certain occurrences related to the Memphis Equipment. The Debtors reserve all rights, claims and defenses.

         The Debtors have filed a motion under Section 365 of the Bankruptcy Code to reject the Memphis Equipment Lease, which provides that damages from a breach shall be determined according to a Stipulated Loss Value, as defined in the Memphis Equipment Lease. The Stipulated Loss Value is expressed as a percentage of the original cost for the Memphis Equipment, $75.0 million. As of the Filing Date, the maximum Stipulated Loss Value was approximately $69.0.
Section 15.1 (d) provides that upon a breach of the Memphis Equipment Lease, the Memphis Equipment Noteholders (as assignees of the Owner Trustee) shall have a claim equal to all unpaid rent then due and payable plus an amount equal to the excess, if any, of the Stipulated Loss Value over the fair market sales value of the Memphis Equipment as determined by an appraiser, plus a make whole amount for future rents reserved under the Lease. The Memphis

Equipment Lease provides that this liquidated damages provision is for loss of bargain and is not a penalty. The Debtors reserve all rights, claims and defenses relating to the Memphis Equipment Lease.

                  On information and belief, upon rejection of the Memphis Equipment Lease, the Indenture Trustee (as assignee of the Owner Trustee) will assert on behalf of the Memphis Equipment Noteholders a claim for damages in the approximate gross amount of $69.0 million, plus rent and make whole claims as provided in the underlying documents. The Debtors reserve all rights, claims and defenses with respect to the Lease, including, without limitation, the proper measure of damages arising out of the rejection of the Lease.

         2.       SECURITY FOR SECURED INDEBTEDNESS.

                  Before October 12, 1999, BSC's obligations to the Bank Group, the Noteholders, PNC, and the Memphis Equipment Noteholders were not secured by any property of the Debtors. The Memphis Equipment Notes were secured by property of the Owner Trustee (that is, the Memphis Equipment and the Owner Trustee's interests under the Memphis Equipment Lease), which was assigned to the Indenture Trustee for the benefit of the Memphis Equipment Noteholders. Pursuant to a global debt restructuring (the "Restructuring"), as of October 12, 1999, ASW, PESCO, BRI, Birmingham East Coast Holdings, LLC, Midwest Holdings, Inc. and Cumberland Recyclers, LLC (collectively, the "Initial Subsidiary Guarantors") guaranteed BSC's indebtedness to the Bank Group, the Noteholders, PNC, and the Memphis Equipment Noteholders. Contemporaneously with its organization in 2000, Birmingham Steel Management, Inc. guaranteed the Secured Indebtedness. Moreover, BSC and each of the Initial Subsidiary Guarantors (and subsequently Birmingham Steel Management, Inc.) granted liens and security interests in essentially all of their property in favor of a collateral agent for the benefit of the Bank Group, the Noteholders, PNC and the Memphis Equipment Noteholders and Owner Trustee (collectively referred to hereinafter as the "Secured Parties").

                  In particular, pursuant to that certain Omnibus Collateral Agreement dated as of October 12, 1999, BSC and each of the Initial Subsidiary Guarantors (and subsequently Birmingham Steel Management, Inc.) executed various guaranty, security, pledge, mortgage and other agreements in favor of the Secured Parties to secure the Secured Indebtedness. Without limitation, the Secured Parties' collateral (the "Collateral") includes real property and improvements, receivables, inventory, equipment, investment property, insurance policies, contract rights, intellectual property, general intangibles, chattel paper, documents, instruments, books and records, monies, deposits, common stock, shares, equity interests, securities, and all products and proceeds of the foregoing. To the extent the Collateral consists of cash, negotiable instruments, documents of title, securities, deposit accounts or other cash equivalents, including proceeds and products, the Collateral is cash collateral under Section 363(a) of the Bankruptcy Code (the "Cash Collateral").

                  The parties were required to execute the initial Omnibus Collateral Agreement as of October 12, 1999, together with supporting guaranty, security, pledge, mortgage and other agreements, as a condition precedent to the effectiveness of the Restructuring. State Street Bank and Trust Company was collateral agent under the initial Omnibus Collateral Agreement, as well as the initial Collateral Agency and Intercreditor Agreement dated as of October 12, 1999 (the "Initial Intercreditor Agreement"). Pursuant to a Collateral Agent Substitution Agreement dated as of November 12, 1999, SouthTrust Bank became the successor collateral agent. The parties entered into a second Omnibus Collateral Agreement dated as of November 12, 1999, together with supporting guaranty, security, pledge, mortgage and other agreements, which substitute SouthTrust Bank as collateral agent (the "Collateral Agent") but otherwise set forth identical rights and obligations. The Omnibus Collateral Agreement dated as of November 12, 1999, together with supporting guaranty, security, pledge, mortgage and other agreements collectively shall be referred to as the "Collateral Agreement." The parties also executed a second Collateral Agency and Intercreditor Agreement dated as of November 12, 1999 (the "Other Intercreditor Agreement," and together with the Initial Intercreditor Agreement, the "Intercreditor Agreement"), which substitutes the Collateral Agent but otherwise sets forth identical rights and obligations. The Intercreditor Agreement was amended and restated as of May 15, 2000.

                  BSE has guaranteed the Secured Indebtedness on a limited recourse basis, pursuant to which a lien on the Jackson, Mississippi facility of the BSE has been granted to BSE to secure BSE's guaranty of the Secured Indebtedness.

                  3.       LENDER WARRANTS.

                  In addition to the Collateral, pursuant to that certain Warrant Purchase Agreement between BSC and the Secured Parties dated as of May 15, 2000, the Secured Parties hold warrants to purchase up to 5.0 million shares of BSC treasury stock for the purchase price of one cent ($0.01) per share (the "Lender Warrants"). The Lender Warrants will be terminated and cancelled pursuant to the Plan.

                  4.       CROSS DEFAULT.

                  The Debtors' obligations to the Secured Parties under the various agreements described above are cross-defaulted, so that a default under one such agreement constitutes a default under all such agreements.

         E.       OPERATIONAL RESULTS.

         Attached as Exhibit B to this Disclosure Statement and incorporated by reference are copies of the Debtors' consolidated Statements of Operations for the nine months ended March 31, 2002, as filed by the Debtors with the Securities Exchange Commission.

         F.       UNSECURED DEBT.

         On June 10, 2002 each of the Debtors filed its schedules and statement of financial affairs pursuant to Bankruptcy Rule 1007. On a consolidated basis, the Debtors' schedules show general, unsecured debt in the total, aggregate amount of approximately $208.0 million. This total, aggregate figure includes significant claims that the Debtors listed as contingent, disputed or unliquidated. The Debtors reserve all rights, claims and defenses with respect to the allowance of unsecured claims.

         Subject to the Debtors reservation of rights, the Debtors' unsecured debt includes the following components:

         1. TRADE DEBT. As of the Filing Date, the Debtors' trade debt totaled approximately $40.0 million. Pursuant to the Bankruptcy Court's order authorizing the Debtors to pay pre-petition trade claims of certain critical vendors, the Debtors have reduced the total pre-petition trade debt by approximately $28.0 million. Accordingly, the Debtors anticipate that aggregate pre-petition trade debt as of the Confirmation Date will total approximately $10.0 to $12.0 million.

         2. CARTERSVILLE NOTES. In connection with the sale of the Cartersville facility in December 2001, the Debtors issued unsecured, zero-coupon notes to certain former lessors at the Cartersville facility (the "Cartersville Notes"). The face amount of the Cartersville Notes is $10.0 million. The Debtors anticipate the holders of the Cartersville Notes (the "Cartersville Noteholders") will assert aggregate unsecured claims against the Debtors in the total amount of $10.0 million.

         3. AIR LENDERS, As set forth in section II.B.4 above, BSC is a member of American Iron Reduction, L.L.C. ("AIR"). Prior to the Filing Date, AIR produced DRI (Direct Reduced Iron) from a facility in Convent, Louisiana. AIR ceased production in October 2000. On information and belief, a group of lenders to AIR (the "AIR Lenders") assert claims against AIR in the aggregate principal amount of approximately $180.0 million. On information and belief, the AIR Lenders assert claims directly against the Debtors based the underlying debt of AIR. On it schedules BSC listed the AIR Lenders as holding a disputed, unliquidated claim in the amount of $150.0 million. The Debtors deny any liability to the AIR Lenders and reserve all rights, claims and defenses.

         4. CONTRACT REJECTION DAMAGES. The Debtors anticipate rejecting a number of executory contracts end unexpired leases that the Buyer does not wish to assume as part of the Sale. On information and belief, one or more of the counter-parties to certain executory contracts and unexpired leases that the Debtors do not assume and assign will assert rejection damage claims under
Section 365(g) of the Bankruptcy Code. Without limitation, in December, 1999, PSC Metals filed suit against BSC in the Court of Common Pleas for Cuyahoga County, Ohio for the alleged breach of a mill services agreement, including BSC's termination of operations at its Memphis melt shop facility. The case subsequently was removed to the United States District Court for the Northern

District of Ohio, where it currently is pending (case number 1:02 CV 248). PCS Metals seeks damages in excess of $38.0 million. The Debtors reserve all rights, claims and defenses.

         G.       ADMINISTRATIVE AND PRIORITY CLAIMS.

                  At the Closing Date, the Debtors do not anticipate significant administrative expense claims allowed under Section 503(b) and 507(a)(1) of the Bankruptcy Code or significant priority claims allowed under Section 507(a)(2) through (9) of the Bankruptcy Code. Without limitation, pursuant to first day orders entered by the Bankruptcy Court, the Debtors already have paid essentially all pre-petition wage and tax claims that otherwise would be entitled to priority under Section 507(a) of the Bankruptcy Code. See Section V.B.4, below. In addition, the Debtors have remained current on administrative expense claims arising in the post-petition operation of their businesses and administration of their estates. The Plan provides that after Confirmation the Debtors shall continue to pay administrative expense claims current in the ordinary course of business with the proceeds of Cash Collateral and the DIP Facility. The Plan further provides for the payment at closing of Cure Amounts and accrued payables at closing from the proceeds of the Sale. Further, the Plan provides for the Administrative Expense Reserve in the amount of $12.5 million to pay administrative expense claims and priority claims outstanding after the Closing Date, if any, including, without limitation, the fees of CIBC.

III.     EVENTS LEADING TO CHAPTER 11

         A.       DESCRIPTION OF STEEL INDUSTRY.

         The domestic steel industry is highly fragmented with a number of high-cost, inefficient operations. The industry is divided into two segments: integrated steel and mini-mill steel companies. Steel can be produced at significantly lower costs by mini-mills than be integrated steel operations, which typically process iron ore and other raw materials in blast furnaces to produce steel. Integrated steel mills generally (a) use more costly raw materials; (b) consume more energy; (c) consist of older and less efficient facilities which are more labor-intensive; and (d) employ a larger labor forces than the mini-mill industry. In general, mini-mills service geographic markets and produce a limited line of rebar and merchant products. The domestic mini-mill steel industry currently has excess production products. This over-capacity, together with competition from foreign producers, has resulted in competitive product pricing and cyclical pressures on industry profit margins. In this environment, efficient production and cost controls are critical to the viability of domestic mini-mill steel producers.

         B.       EFFECT ON DEBTORS.

         During the past three years, foreign steel imports have had a significant impact on BSC's shipments. Selling prices have decreased in each of the past three years, primarily because of increased imports. Shipments and selling prices have also declined in the three and nine month periods ended March 31, 2002 primarily due to continuing pressure of steel imports and uncertainty in U.S. economic conditions. While BSC announced various price increases in the peak summer seasonal period in fiscal 2001, continued industry pressure kept prices relatively flat throughout calendar 2001 and into March 2002. Economic conditions generally slowed in calendar 2001 and the tragic events of September 11, 2001 could cause this trend to continue.

         C.       CURRENT MANAGEMENT.

                  1.       MANAGEMENT TEAM AND STRUCTURE.

                  In July 1999, the United Group, a dissident shareholder group, initiated a proxy contest to replace BSC's Chief Executive Officer and Board of Directors and certain members of management. On December 2, 1999, BSC and the United Group reached a settlement appointing John D. Correnti as Chairman and Chief Executive Officer and reconstituting the Board of Directors to include a total of twelve directors, nine of which were appointed by the United Group and three of which were appointed by previous management.

                  For management purposes, BSC's rebar and merchant product mini-mills are operated as independent business units, reporting directly to BSC's Chief Executive Officer.

                  The following table sets forth the name of each executive officer of BSC, the offices they hold, and their ages as of October 1. 2001:

NAME                                       AGE           OFFICE HELD
----                                       ---           -----------
John D. Correnti                           54            Chairman of the Board and
                                                         Chief Executive Officer

James A. Todd, Jr.                         73            Vice Chairman and Chief
                                                         Administrative Officer

Robert G. Wilson                           64            Vice President - Rebar Sales

Philip L. Oakes                            54            Vice President - Human Resources

J. Daniel Garrett                          43            Chief Financial Officer and Vice
                                                         President


         2.       KEY MANAGEMENT PERSONNEL.

         John D. Correnti joined BSC as Chairman of the Board and Chief Executive Officer in December 1999. Prior to joining BSC, Mr. Correnti served as Vice Chairman, President and Chief Executive Officer of Nucor Corporation from 1996 to 1999.

                  James A. Todd, Jr. joined BSC as Chief Administrative Officer in December 1999. Mr. Todd served as Chairman of the Board and Chief Executive Officer of BSC from 1991 to January 1996.

                  Robert G. Wilson joined BSC in 1988 as Vice President-Sales and has served as Vice President-Rebar Sales since December 1999.

                  Philip L. Oakes joined BSC in 1996 and serves as Vice President-Human Resources. Prior to joining BSC, Mr. Oakes served as Vice President-Human Resources of Waste Management, Inc. from 1992 to 1996.

                  J. Daniel Garrett joined BSC in 1986 and has served as Chief Financial Officer and Vice President-Finance since June 2000. From October 1997 to June 2000, Mr. Garrett served as Vice President-Finance & Control.

                  3.       SEVERANCE AND RETIREMENT PLANS.

                  BSC maintains a defined contribution 401(k) plan that covers substantially all non-union employees. BSC makes both discretionary and matching contributions to the plan based on employee compensation and contributions. Company contributions charged to continuing operations amounted to $2,248,000, $5,424,000 and $3,911,000 in fiscal 2001, 2000, and 1999 respectively.
Discontinued operations includes charges of $428,000, $782,000 and $866,000 related to the plan for those same periods.

                  Certain officers and key employees participate in the Executive Retirement and Compensation Deferral Plan, a non-qualified deferred compensation plan, which allows participants to defer specified percentages of base and bonus pay, and provides for company contributions. This plan was amended effective January 1, 2001 to discontinue the Compensation Deferral Plan ("CDP") component of the plan. As part of the amendment, existing participant CDP account balances were distributed in the fourth quarter of fiscal 2001. Under the Executive Retirement Plan, BSC recognizes compensation costs as contributions become vested. Investment performance gains and losses on each participant's plan account result in addition compensation costs to BSC. BSC's obligations to participants in the plan are reported in deferred liabilities. Other than the plans referred to above, BSC provides no post-retirement or post-employment benefits to its employees.

         D.       SALE OF ASSETS, EFFORTS TO REDUCE DEBT AND IMPROVED
                  OPERATIONS.

         In response to BSC's over-leveraged financial condition and industry conditions, management has taken aggressive steps during the past 29 months to stabilize BSC's operations, manage liquidity and respond to deteriorating industry conditions, including the following:


         - Shutdown of operations at the Memphis melt shop. resulting in cash savings of approximately $2 million per month (January
                  2000);

         - Shutdown of operations at Cleveland, resulting in cash savings of $2 million to $3 million per month (completed July 2001);

         -        Shutdown of operations of the Convent, Louisiana DRI facility
                  (AIR), resulting in cash savings of approximately $1 million per month (October 2000);

         - Sale of BSC's interest in the California scrap processing joint venture, eliminating $34 million in contingent liabilities (June 2000);

         - Reduction of corporate headquarters personnel by more than 31%, resulting in annual savings of more than $2 million per year (December 1999 to March 2002);

         - Hiring of highly experienced steel operations and sales individuals for other steel companies to join the Correnti management team;

         - Reduction in inventories by $126 million (from December 1999 to March 2002);

         - Reduction in trade accounts payable by $71 million (from December 1999 to March 2002), and improvement in vendor relationships, which had been impaired under prior management;

         - Sale of the Cartersville facility in December 2001 providing approximately $86.6 million reduction in total debt and operating lease obligations and elimination of $1 million to $2 million monthly operating losses; and

         - Sale of the Cleveland facility in March 2002 providing approximately $18.6 million debt reduction and relief from approximately $0.5 million monthly carrying costs.

         E.       CRITICAL TRADE VENDORS.

         The highly technical nature of the Debtors' production processes requires specialized goods and services. Certain goods and services are essential to the continued operation of the Debtors' businesses. Without limitation, scrap steel is the Debtors' basic means of production. Without a steady supply of scrap, the Debtors cannot operate their mills. Similarly, the mini-mill process requires certain manufacturing components to convert scrap steel into finished products, including alloys and refractories that are customized to the Debtors' production. The Debtors cannot continue production without the specialized components. The Debtors further rely on specially certified and equipped shipping companies to deliver finished products from the Debtors plants to the Debtors' customers. Due to the size, shape and weight of the Debtors' products, uncertified carriers with standard trucking equipment cannot meet the Debtors' shipping needs. The Debtors also are particularly dependent on suppliers of electric power, natural gas and other utilities. Without limitation, the arc furnace production method requires large amounts of electricity.

                  The continued supply of these goods and services are necessary to the operation of the Debtors' business. The Debtors have limited supply sources for the specialized goods and services. If suppliers of these goods and services refuse to deal with the Debtors, the Debtors may not be able to secure replacement sources quickly enough to avoid an interruption to the Debtors' production and delivery of steel. To avoid even a momentary interruption in the supply of essential goods and services (which would result in immediate and irreparable harm to the Debtors' estates), the Debtors filed a first day motion to institute a critical vendor program to pay the pre-petition claims of critical suppliers of essential goods and services on certain terms and conditions. The Debtors' motion to pay critical vendors is described in Section V.B.5, below.

         F.       ENGAGEMENT OF CIBC.

         In February 2002, BSC announced it had engaged CIBC World Markets Corp. to assist in evaluating strategic and financing alternatives available to BSC, which could include sale of BSC or substantially all of its assets, a merger with a third party or restructuring of its debt with BSC's lenders. Pursuant to the terms of its engagement, CIBC conducted a process to determine BSC's viable options. During this process, BSC engaged in discussions with several parties, including Nucor Corporation ("Nucor").

         G.       NEGOTIATIONS WITH SECURED PARTIES.

         In January 2000, one month after joining BSC, new management publicly articulated a strategy for returning to profitability and providing a platform for BSC to refinance or restructure its debt. Because BSC was over-leveraged and the maturity dates of BSC's debt were not aligned with its cash flow capabilities, a refinancing or restructuring of BSC's debt was an integral element of management's turnaround plan. Since January 2000, BSC has actively pursued strategies to manage liquidity and reduce its debt (as described in Section III.D.).

         As of March 31, 2002, BSC was in compliance with the restrictive debt covenants governing its loan obligations, which were amended February 20, 2001. Among other things, the February 2001 amendments changed the financial covenants and extended the maturity dated for principal payments previously due before March 31, 2002. Throughout 2001 and 2002, BSC continued discussions with the Secured Parties regarding permanent resolution of its obligations under the Revolving Credit Facility and the Senior Notes.

         As noted in Section III.F., BSC engaged CIBC on January 31, 2002 to assist in evaluating offers as well as to advise BSC with respect to other financial and strategic alternatives for consideration by BSC, including the sale of BSC or substantially all of its assets, a merger with a third party or restructuring of its debt with the Secured Parties. Pursuant to the terms of its engagement, CIBC conducted a process to determine BSC's viable options. During this process, BSC engaged in discussions with several parties, including Nucor.

         On March 27, 2002, 100% of the Secured Parties approved the extension of approximately $286 million under its Revolving Credit Facility and Senior Secured Notes previously due April 1, 2002 until May 15, 2002. On May 14, 2002, 100% of the Secured Parties approved a further extension of those maturities through May 31, 2002. The report of Ernst & Young LLP, BSC's independent auditors, on the consolidated financial statements for the year ended June 30, 2001, includes and explanatory paragraph expressing substantial doubt about BSC's ability to continue as a going concern because of the material debt obligations due May 31, 2002. Simultaneously with the execution of the Asset Purchase Agreement with Nucor, the Debtors and certain of the Secured Parties executed a Plan Support Agreement pursuant to which the Debtors and certain of the Secured Parties have negotiated a pre-arranged plan of reorganization which provides for a portion of the proceeds of the sale to Nucor to unsecured creditors and shareholders (See Section III.J).

         H.       PRE-BANKRUPTCY EFFORTS TO SELL ASSETS.

                  1.       SPECIAL COMMITTEE.

                  On February 15, 2002, in response to the unsolicited offer by Nucor to purchase substantially all of the assets of BSC for $500 million, BSC's Board of Directors established a Special Committee, consisting of James W. McGlothlin, Steven R. Berrard and Robert M. Gerrity, all non-management members of the Board. The Special Committee was formed to review Nucor's offer and other proposals which would result in a change of control or strategic restructuring of BSC and to advise the Board with respect to any such transactions regarding the Board's fiduciary responsibilities to all interested parties. CIBC has been providing strategic, M&A and restructuring advice to BSC, its managers and Board of Directors since December 2001 and was formally retained in January 2002.

                  2.       MARKETING.

                  Before the Filing Date the Debtors in an exhaustive marketing process to determine the sales value of the Debtors' assets and to identify the potential buyer or buyers that would pay the highest and best price for such assets. After Nucor's unsolicited proposal, the Debtors thereafter directed CIBC to run an auction and to solicit offers from any potential interested strategic or financial buyer for the Debtors. In assembling a list (the "Target List") of potential acquirors or merger partners, CIBC considered the financial ability and strategic fit of all domestic and global steel producers and the rates of return required by the financial sponsor community. Based upon CIBC's extensive experience in the steel industry, the universe of potential buyers was narrowed to ten (10) entities, all of whom met the criteria discussed above. As a courtesy, the secured parties were allowed to review the process undertaken by CIBC as well as the Target List.

                  After assembling the Target List, CIBC and the Debtors prepared a descriptive memorandum on the Debtors along with a confidentiality agreement (except where a confidentiality agreement was already in place). CIBC discussed the situation with each potential acquiror to explain the situation, the proposed timing of the process and answer any questions. After the initial discussions, certain parties indicated that they would not have any interest in pursuing a transaction with the Debtors. The remainder indicated a high level of interest, signed confidentiality agreements (where appropriate) and received additional information concerning the Debtors' detailed five year financial forecasts and operating data. Concurrently, the Debtors and CIBC organized a data room where potential acquirors could review internal documents that they would need prior to entering into a transaction.

                  CIBC and the Debtors met with each of the potential acquirors on an individual basis to answer additional questions they might have, provide operating assumptions for the projections and to gauge their initial interest in a transaction. Several potential acquirors expressed interest in transaction structures other than outright purchases of all of the stock or assets of the Debtors. Face to face, intensive due diligence sessions were held with five (5) strategic partners.

                  CIBC coordinated the extensive due diligence activities to be conducted at the Debtors' plants. Certain potential acquirors visited all facilities while others toured only certain assets, consistent with their respective levels of interest. CIBC ensured that potential acquirors had access to all reasonable data requested - including access to sensitive mill operating and environmental data. Potential acquirors were also encouraged to visit the data room and review those materials. If information was requested that was not in the data room, then efforts were made to produce it for the potential acquiror's review. Certain materials were copied for potential acquiror's so that they could review them outside the data room.

                  CIBC on behalf of the Debtors requested that initial indications of interest from all the potential acquirors who had received confidential information be submitted by a date certain. The Debtors received indications of interest from four (4) parties -- each of whom in CIBC's estimation had the financial and strategic wherewithal to consummate a transaction.

         - One domestic party indicated an interest in a reverse merger through which it would merge its steel making subsidiary into Birmingham.

         - Another domestic mini-mill operator proposed acquiring the Birmingham and Jackson plants only. The acquisition would include the assumption of all current assets and liabilities associated with the two plants.

         - Nucor increased the value of its indication from its publicly stated value on February 14, 2002.

         - Two domestic mini-mill operators proposed an acquisition of the Company under which one operator would acquire the Company's Kankakee, Memphis and Seattle plants and the other sought to acquire the Birmingham and Jackson plants along with the Company's PESCO and Klean operations.

                  After reviewing all the indications of interest the Debtors and CIBC encouraged each party to finish its due diligence and submit final offers. During the next few weeks final discussions were held with all parties expressing interest. During these discussions, the Debtors and CIBC attempted to resolve potential issues concerning the structure of a transaction, remove any contingencies the potential acquiror might have and increase the consideration for the sale. On or about April 9, 2002, Nucor and two other strategic bidders (these two bidders acting in combination) submitted their final indications of interest at a remote location hosted by CIBC. During those meetings, all bidders again raised their purchase price consideration.

                  On April 10, 2002, Nucor raised its offer to $615 million and stated it had completed its due diligence and was prepared to sign an agreement. Final negotiations ensued between the Debtors, the Secured Parties and Nucor and definitive agreements were prepared. On May 30, 2002 the Company and Nucor executed a definitive purchase agreement.

                  Based on the foregoing, the Debtors have determined that the $615 million purchase price from Nucor is the highest and best price possible for the Debtors' assets. The Debtors' assets have been fully exposed to the market. After negotiations with each potential buyer for the Debtors' assets, the Debtors have determined that the sale to Nucor will provide the highest and possible return to Debtors' estates.

         I.       SALE TO NUCOR CORPORATION.

                  1.       NEGOTIATIONS.

                  On February 14, 2002 Nucor announced an unsolicited offer to purchase substantially all of BSC's assets for $500 million. On May 30, 2002, BSC signed an asset purchase agreement with Nucor pursuant to which Nucor would purchase substantially all of BSC's assets for $615 million in cash. BSC also entered into an agreement, dated May 30, 2002, with BSC's secured lenders in support of the transaction. These agreements require that the transaction with Nucor be approved pursuant to a prearranged chapter 11 bankruptcy filing by the bankruptcy court in Delaware. The $615 million purchase price proposed by Nucor is less than the full value of BSC's secured debt. BSC and certain Secured Parties negotiated a pre-arranged plan agreement that would provide for Secured Parties distributing a portion of the proceeds from the transaction to unsecured creditors and shareholders. The agreements contemplate payments to shareholders of approximately $.47 per share. The plan contemplated by BSC, the Secured Parties and Nucor would also provide for the continued and uninterrupted payments to BSC's critical vendors from operating cash flows and a proposed interim financing arrangement.

                  2.       ASSET PURCHASE AGREEMENT.

                  On May 30, 2002 JAR Acquisition Corp. ("Buyer"), Nucor Corporation ("Nucor") and BSC, BSE, and PESCO (collectively, "Sellers") executed the Asset Purchase Agreement. Pursuant to the Asset Purchase Agreement, the Buyer will purchase substantially all of the assets of the Sellers. All of Buyer's obligations are unconditionally guaranteed by Nucor. Assets excluded from the Asset Purchase Agreement include cash, rights of Sellers to tax refunds, ASW and BSC's Joliet Facility, Sellers' ownership interest in American Iron Reduction, LLC, Birmingham Steel Management, Inc., and claims and causes of action against third parties. The Buyer assumes only limited liabilities, primarily contracts related to the acquired assets.

                  The Buyer will pay the Sellers $615 million in cash subject to adjustment for changes in receivables and inventories pending closing. The purchase price will be adjusted downward dollar for dollar to the extent receivables and inventories at closing are less than $117.5 million. The purchase price will be adjusted upward dollar for dollar to the upward limit of $5 million. Inventories and receivables will be calculated in accordance with GAAP consistently applied in accordance with Sellers' past practices. Inventories will be audited as of the close of business the day before closing by Ernst & Young with PricewaterhouseCoopers reviewing the procedures. If the two accounting firms do not agree on the determination of inventories and receivables, the parties will close based on the PricewaterhouseCoopers number, and representatives of the Secured Parties and Buyer will seek to agree on the adjustment. If they cannot agree in five days, Deloitte & Touche will act as the final arbiter.

                  The Asset Purchase Agreement contains generally customary representations and warranties of the Sellers, Buyer and Nucor. The representations and warranties do not survive the closing, and the accuracy of the representations and warranties at closing are not a condition to Buyer's obligation to close, other than the representation regarding organization of Sellers, authorizations and consents of Sellers, the validity and binding effect of the Agreement, rights of third parties, and title. Failure of these representations does not trigger a closing condition unless there is a material adverse effect.

                  The Agreement contemplates that the acquisition will be effected though a Chapter 11 bankruptcy filing pursuant to a Plan Support Agreement with the Secured Parties. See Section III.J. The Asset Purchase Agreement contains additional covenants pending closing customary in transactions of this type, including continued operation of the business in the ordinary course. The Sellers are also required to use reasonable efforts to preserve the business intact and to keep available officers and key employees and maintain relations and goodwill with suppliers, customers, and others with which it has relationships. The Sellers are required to confer with Nucor prior to implementing material operational decisions outside the ordinary course and to use reasonable efforts to ensure an orderly transition. The Buyer has the right to conduct reasonable inspections and to obtain information about the acquired assets.

                  The Buyer and Sellers are required to seek all governmental approvals required to consummate the transaction. Buyer and Nucor are required to take any and all steps, including divesting or agreeing to divest Assets, to permit the consummation of the transaction within 270 days after signing at its own expense and with no reduction in the purchase price.

                  Other closing conditions relate to delivery of deeds, assignments and other documents necessary to consummate the transaction, obtaining necessary consents and approvals, and obtaining the bankruptcy order. Buyer's obligations are also conditioned on there not having occurred an event that could reasonably be expected to have a material adverse effect on the condition or the operation of the acquired assets. Buyer's rights to terminate prior to closing are limited to (1) a breach by Sellers that would create a failure of a condition precedent that is impossible or impractical to cure prior to closing, and (2) expiration of 285 days from signing.

         J.       PLAN SUPPORT AGREEMENT.

                  1. GENERAL. The purpose of the Plan Support Agreement is to facilitate the consummation of the Sale, with the consent and approval of the Secured Parties who have executed the Plan Support Agreement. The parties to the Plan Support Agreement are the Debtors, Nucor and Secured Parties constituting more than one-half in number of the holders of secured claims against the Debtors and holding more than two-thirds in amount of such secured claims. The number of Secured Parties holding this amount of secured claims is referred to herein as "Requisite Secured Parties."

                           In the Plan Support Agreement, the Debtors have
agreed, among other things, to enter into the Asset Purchase Agreement with Nucor, to file and seek confirmation of the Plan as promptly as practicable and, subject to the satisfaction of the closing conditions contained in the Purchase Agreement, to consummate the Sale. As holders of secured claims against the Debtors, the Secured Parties are entitled to receive all of the net proceeds from the Sale. The Sale will not generate Gross Proceeds in an amount sufficient to satisfy the Allowed Class 2 Claims of the Secured Parties. Accordingly, under applicable provisions of the Bankruptcy Code, holders of Interests in the Debtors and holders of pre-petition claims other than Allowed Class 2 Claims are not entitled to receive any portion of the proceeds from the Sale. Nevertheless, on the terms and conditions set forth in the Plan Support Agreement, the Secured Parties have agreed to pay, or to cause the payment of, a portion of their proceeds derived from the Sale to the holders of Unsecured Claims and to the holders of Interests in BSC, as described elsewhere in this Disclosure Statement.

                           If (a) the Plan is not accepted by the requisite
number of creditors, as provided elsewhere in this Disclosure Statement, or if for any other reason the Confirmation Order is not entered within 120 days from May 31, 2002, or if extended at Nucor's option, within 180 days from May 31, 2002 (in either case, the "Confirmation

Deadline"), (b) the Purchase Agreement is terminated, or (c) the Purchase Agreement is materially amended without the prior consent of the Requisite Secured Parties, the Plan Support Agreement requires the Debtors to withdraw the Plan and, instead, seek approval of the Sale by the Bankruptcy Court pursuant to motions filed under Sections 363(b) and (f), and other applicable Bankruptcy Code provisions. In that event, the Secured Parties will be entitled to revoke their Acceptances of the Plan, but will remain obligated to cooperate with the Debtors in their effort to obtain Bankruptcy Court approval of the Sale pursuant to the motions referred to above.

                  2. SECURED PARTY ALLOCATIONS IF THE PLAN IS CONFIRMED. As indicated above, under applicable provisions of the Bankruptcy Code, the Secured Parties are entitled to receive all of the net proceeds derived from the Sale. Under the Plan, the Class 2 Distribution Amount is to be distributed to the Collateral Agent on the Closing Date. This amount constitutes, generally, 100% of the net proceeds derived from the Sale, after payment of certain Administrative Expense Claims, including claims for the Debtors post-petition financing. Pursuant to the Plan Support Agreement, if the Plan is Confirmed on or prior to the Confirmation Deadline and the Sale is consummated on or prior to the Outside Termination Date (as defined in the Plan Support Agreement) at the purchase price contemplated in the Purchase Agreement, the Secured Parties will pay the following sums to the Distribution Agent for payment to the holders of Unsecured Claims and Interests described below:

                  -        $17,000,000 for Severance and Retirement Claims;

                  - $12,500,000 (less any amounts paid to CIBC before closing) for the Administrative Claim Reserve;

                  - $500,000 to fund the post-effective date expenses of implementing the Plan and winding up the Debtors' affairs, including the expenses of the Liquidation Trust and the Distribution Agent;

                  - if Class 4 votes to accept the Plan, $5,000,000 to the Liquidation Trust for the benefit of Allowed Unsecured Claims;

                  - $15,000,000 for Interests in BSC, as they existed immediately prior to the Closing Date.

                           In addition, the Plan provides for the assignment of
the Causes of Action, the Net proceeds of the Excluded Assets and (to the extent not liquidated) the Excluded Assets to the Liquidation Trust. These assets also are subject to the liens of the Secured Parties; however, each holder of an Allowed Class 4 Claim shall receive a Pro Rata interest in the Liquidation Trust, although the assets distributed from the Liquidation Trust to holders of Allowed Class 4 Claims may vary depending on whether Class 4 accepts the Plan.

         3. SECURED PARTY ALLOCATIONS IF THE PLAN IS NOT CONFIRMED, BUT THE SALE IS CONSUMMATED. If the Plan is not confirmed by the Bankruptcy Court on or prior to the Confirmation Deadline, the Debtors intend to withdraw the Plan and to file appropriate motions in the Bankruptcy Court seeking approval of the Sale pursuant to Sections 363(b) and (f) and other applicable provisions of the Bankruptcy Code. The Plan Support Agreement provides that, if Bankruptcy Court approval of the Sale is obtained on or prior to February 28, 2003, and the Sale is consummated on or prior to the Outside Termination Date (as defined in the Plan Support Agreement) at the purchase price contemplated in the Purchase Agreement, the Secured Parties will pay, or cause the Collateral Agent to pay, the following sums to the holders of Claims and Interests described below:

         -        $17,000,000 for Severance and Retirement Claims;

         - $12,500,000 (less any amounts paid to CIBC before closing) for the Administrative Claim Reserve;

         -        $500,000 for post-closing expenses; and

         - $15,000,000 for Interests in BSC, as they existed immediately prior to the Closing Date.

                           In this event, the Plan Support Agreement provides
for no payments or distributions of any kind to the holders of Class 4 Unsecured Claims.

         4. EFFECT OF WILLFUL BREACH BY THE DEBTORS OF PLAN SUPPORT AGREEMENT. As indicated above, the Debtors are obligated under the Plan Support Agreement to file and seek confirmation of the Plan, to consummate the Sale, subject to the terms of the Purchase Agreement and, among other things, to comply with their budgets submitted in connection with the Post-Petition Financing. In the event of a willful breach by the Debtors of their obligations under the Plan Support Agreement that causes monetary damage to the Secured Parties, the amount of that damage, as determined by the Bankruptcy Court, will be deducted to the amount that the Secured Parties have agreed to pay to the holders of Interests in BSC. In such event, the Debtors have the option of terminating the Plan Support Agreement entirely, in lieu of permitting such a payment reduction.

         5. TERMINATION OF PLAN SUPPORT AGREEMENT. Under the Plan Support Agreement, the Secured Parties have agreed to support the Debtors' efforts to obtain confirmation of the Plan (until the Confirmation Deadline), to consent to the Sale, to make the payments described above, subject to the terms and conditions contained in the Plan Support Agreement, and to forbear from seeking
(a) relief from the automatic stay under Section 362 of the Bankruptcy Code, (b) appointment of a chapter 11 trustee, (c) dismissal of the Cases, and (d) conversion of the Cases to cases under chapter 7 of the Bankruptcy Code.

         (A) CONFIRMATION DEADLINE. As stated above, the Secured Parties will no longer be obligated to support the Plan if the Confirmation Order is not entered on or prior to the Confirmation Deadline.

         (B) OUTSIDE TERMINATION DATE. The Secured Parties will be relieved of all of their obligations described above, and the Plan Support Agreement will terminate on the Outside Termination Date (as defined in the Plan Support Agreement). Accordingly, the Plan Support Agreement will terminate on the date on which the first of the following events occurs:

                  (i) February 28, 2003, if neither the Confirmation Order, nor an Order of the Bankruptcy Court approving the Sale has been entered on or prior to that date (in either case, a "Sale Approval Order");

                  (ii) May 31, 2003, if a Sale Approval Order has been entered by the Bankruptcy Court on or prior to February 28, 2003, but the Sale or another sale of all or substantially all of the Debtors' assets (under which the gross purchase price is less than the purchase price called for in the Purchase Agreement) has not been consummated;

                  (iii) August 31, 2003, if a Sale Approval Order has been entered by the Bankruptcy Court on or prior to February 28, 2003, but the Sale or another sale of all or substantially all of the Debtors' assets (under which the gross purchase price is greater than the purchase price called for in the Purchase Agreement, net of topping fees and expense reimbursement) has not been consummated;

                  (iv) The date on which the Debtors and Nucor enter into any amendment to the Purchase Agreement that requires consent of the Requisite Secured Parties, unless the Requisite Secured Parties have consented to such amendment; or

                  (v) The date on which the Cases are dismissed or converted to chapter 7 cases, except as otherwise provided in the Plan Support Agreement, or on which the Bankruptcy Court rules that the Sale cannot be approved under applicable law.

IV.      FINANCIAL INFORMATION

         A.       ASSETS AND LIABILITIES.

         Attached as Exhibit C to this Disclosure Statement and incorporated by reference are copies of the Debtors' Consolidated Balance Sheets as of March 31, 2002, as filed by the Debtors with the Securities and Exchange Commission. Additional information on the Debtors' assets and liabilities is included in each Debtor's Schedules and Statement of Financial Affairs filed with the Bankruptcy Court on or about June 10, 2002.

V.       CHAPTER 11 PROCEEDINGS.

         A.       POST-FILING OPERATIONS.

         After the Debtors filed their respective petitions before the Bankruptcy Court, the Debtors have operated their businesses as debtors-in-possession pursuant to sections 1107 and 1108 of the Bankruptcy Code. The Debtors have filed monthly reports with the Bankruptcy Code summarizing their post-petition operating results.

         B.       SIGNIFICANT CHAPTER 11 EVENTS.

         Much of the activity in the Case has centered on the Sale and various "first day" motions filed by the Debtors on the Filing Date. The Plan, which the Debtors filed on the Filing Date. Incorporates the Sale into its terms. The first day motions the Debtors filed include the following:

         1. MOTION FOR JOINT ADMINISTRATION. On the Filing Date, the Debtors filed a motion for joint administration of the Cases pursuant to Bankruptcy Rule 1015. The Bankruptcy Court ordered the joint administration of the Cases by order dated June 4, 2002. The order did not substantially consolidate the Cases. The Cases are consolidated for administrative purposes only.

         2. MOTION TO APPROVE DIP FINANCING AND TO AUTHORIZE USE OF CASH COLLATERAL. The Debtors filed a motion to (a) approve the DIP Facility; (b) authorize the Debtors to enter into the Post-Petition Credit Agreement related to the DIP Facility; (c) authorize the Debtors to use the Cash Collateral; and
(d) provide adequate protection relating to the foregoing. After an emergency preliminary hearing on June 4, 2002, the Bankruptcy Court entered an Interim Order granting the motion and related relief. The Bankruptcy Court entered a Final Order granting the motion and related relief on ___________ __________. Since the Filing Date, the Debtors have funded their operations with proceeds of the DIP Facility and the Cash Collateral pursuant to the Post-Petition Credit Agreement and the Bankruptcy Court's Orders.

         3. MOTION TO ASSUME PLAN SUPPORT AGREEMENT. The Debtors filed a motion to assume the Plan Support Agreement as an executory contract under section

365(a) of the Bankruptcy Code. The terms of the Plan Support Agreement are summarized in Section III.J, above.

         4. MOTION TO PAY PRE-PETITION WAGE AND BENEFITS CLAIMS. On the Filing Date, the Debtors filed a motion for authority to honor and pay all regular employee obligations, including those that arose before the Filing Date. The Bankruptcy Court approved the payment of pre-petition wage and benefit claims by order dated June 4, 2002.

         5. MOTION TO PAY PRE-PETITION CLAIMS OF CRITICAL VENDORS AND TO ENTER INTO CRITICAL VENDOR AGREEMENTS. On the Filing Date, the Debtors filed a motion to pay pre-petition claims of critical vendors. By order dated June 5, 2002, the Bankruptcy Court granted the Debtors discretionary authority pay pre-petition claims of critical vendors up to the total aggregate amount of $28.0 million. Payment of any critical vendor's pre-petition claim is conditioned upon the critical vendor signing a critical vendor agreement. Without limitation, each critical vendor agreement provides that during the post-petition period the critical vendor shall supply goods and services to the Debtors on credit terms at least as good as the credit terms that existed between the critical vendor and the Debtors before the Filing Date. If the critical vendor fails or refuses to supply goods or services according to established credit terms, the critical vendor forfeits the right to the pre-petition payment and certain other protections provided by the critical vendor agreement. In such event, the Debtors retain their rights to recover all payments on account of the critical vendor's pre-petition claim under Section 549 of the Bankruptcy Code.

         6.       APPLICATIONS TO EMPLOY VARIOUS PROFESSIONALS.

         On or about the Filing Date, the Debtors filed several applications to employ professionals under Section 327 of the Bankruptcy Code. Without limitation, the Debtors filed Applications to employ Bradley Arant Rose & White LLP and Young Conaway Stargatt and Taylor as chapter 11 counsel under Section 327(a) of the Bankruptcy Code. The Debtors also filed applications to employ various law firms as special corporate or litigation counsel under Section 327(e) of the Bankruptcy Code, including, without limitation, Burr & Forman, Balch & Bingham and Paul Hastings Janofsky & Walker. Non-lawyer professionals that the Debtors filed applications to hire under Section 327(a) included CIBC World Markets as financial advisors and investment bankers, Ernst & Young as auditors, and Sellers, Richardson, Watson, Haley & Logan, LLP as tax accountants.

         In addition to discreet applications to employ particular professionals, the Debtors also filed a motion to retain and pay, in the ordinary course of business and without further applications or orders of the Bankruptcy Court, various professionals representing the Debtors on matters arising in the ordinary course of business and not directly related to the Debtors' reorganization.

         7. MOTION TO SET DISCLOSURE STATEMENT AND PLAN FOR HEARING, APPROVE SOLICITATION PROCEDURES AND ESTABLISH BAR DATE. On the Filing Date, the Debtors filed a motion to establish balloting and solicitation procedures with respect to the Plan, to schedule the Plan and Disclosure Statement for hearing, and establishing a bar date for filing proofs of claim or interest. The Bankruptcy Court approved the motion by order dated ________________. In the order, the Bankruptcy Court set August 12, 2002 as the bar date for filing proofs of claim. The solicitation procedures approved by the Bankruptcy Court are outlined in Sections I.B and I.C, above.

         8. MOTION TO APPROVE ASSURANCE OF PAYMENT TO UTILITIES. On the Filing Date, the Debtors filed a motion to provide adequate assurance of payment under Section 366 of the Bankruptcy Code. The Bankruptcy Court granted the motion by bridge order dated June 4, 2002, pending a final hearing on the motion.

         9. MOTION TO REJECT MEMPHIS LEASES. On the Filing Date, BSC filed a motion to reject leases for its Memphis facility and certain related unexpired leases and executory contracts. The Bankruptcy Court approved the rejection by order dated ______________. (See Section II.D.1.e)

         10. MOTION TO MAINTAIN CASH MANAGEMENT SYSTEM. On the Filing Date, the Debtors filed a motion seeking authority to maintain their existing cash management system and pre-petition bank accounts. The Bankruptcy Court granted the motion by order dated June 4, 2002.

         11. MOTION TO COLLECT AND PAY PRE-PETITION TAX OBLIGATIONS. On the Filing Date, the Debtors filed a motion collect and pay certain use, sales, and similar taxes, and other government fees and charges incurred in the ordinary course of business, including those that accrued before the Filing Date. The Bankruptcy Court granted the motion by order dated June 4, 2002.

         On June 18, 2002 the United States Trustee appointed an Official Committee of Unsecured Creditors (the "Committee"). The chairman of the Committee is ________________. The Committee has retained Reed Smith, LLP as its chapter 11 counsel.

VI.      SUMMARY OF PLAN.

         NOTE: The following is a summary of the Plan. Read the Plan itself for a full disclosure of its contents. The following summary is provided for convenience only and is not intended as a complete statement of the terms of the Plan. If the summary conflicts in any way with Plan, the terms of the Plan shall control. REFERENCE TO THE PLAN IS NECESSARY FOR A FULL UNDERSTANDING OF ITS TERMS.

         A.       OVERVIEW.

                  The Plan provides for the sale of substantially all of the Debtors' assets to the Buyer pursuant to the Asset Purchase Agreement. The Plan also provides for the liquidation of the Excluded Assets that are not being sold to the Buyer. The liens of the secured creditors in Class 2 (as defined below) will attach to the proceeds of the sale. Such secured creditors hold liens in substantially all the assets of the debtors and the aggregate amount of their claims exceeds the expected amount of the proceeds of the sale of the Debtors' assets. Although secured parties are not being paid in full, pursuant to the Plan Support Agreement the secured creditors have agreed to pay certain sums to unsecured and other creditors and interest holders in BSC. For a more complete description of the Plan Support Agreement and its effect on the distribution of the proceeds of the sale of the Debtors' assets, see Section III.J of this Disclosure Statement, above.

                  All capitalized terms in this summary of the Plan shall have the meaning set forth in the Plan.

         B.       CLASSIFICATION OF CLAIMS AND INTERESTS.

                  The Plan places Claims against the Debtors and Interests in the Debtors in the following classes:

                  1. Class 1 consists of Allowed Priority Claims, other than Priority Tax Claims.

                  2. Class 2 consists of the Allowed Secured Claims of each party to the Omnibus Collateral Agreement and the Intercreditor Agreement, in their capacities as such, including the 1993 Noteholders, the 1995 Noteholders, the Bank Group, the Indenture Trustee (as assignee of the Owner Trustee for the benefit of the Memphis Equipment Noteholders), PNC and the Collateral Agent.

                  3. Class 3 consists of all Allowed Secured Claims other than Allowed Secured Claims in Class 2, including the Claims identified on the Other Secured Claim Schedule.

                  4. Class 4 consists of Allowed Claims of (a) the Cartersville Noteholders; (b) the AIR Lenders; (c) the holders of Rejection Damages Claims; and (d) the holders of any other Allowed Unsecured Claims, including, without limitation, the Claims of each party to the Omnibus Collateral Agreement and the Intercreditor Agreement to the extent such Claims are Unsecured Claims by operation of Section 506(a) of the Bankruptcy Code.

                  5. Class 5 consists of Interests in BSC, other than the Lender Warrants.

                  6. Class 6 consists of Interests in BSC that are Lender Warrants.

                  7.       Class 7 consists of Intercompany Claims.

                  8.       Class 8 consists of Intercompany Interests.

         C.       TREATMENT OF CLAIMS AND INTERESTS.

                  Notwithstanding any other provision of the Plan, certain sums will be paid to holders of Unsecured Claims and holders of Interests in BSC from the proceeds of the Sale received by the holders of Allowed Claims in Class 2. Such payments are set forth in the Plan Support Agreement, as discussed in
Section 6 of the Plan. For further detail on the Plan Support Agreement, see
Section III.J of this Disclosure Statement, above.

                  1.       TREATMENT OF CERTAIN UNCLASSIFIED CLAIMS.

                           Pursuant to Section 1123(a)(1) of the Bankruptcy
Code, Administrative Expense Claims and Priority Tax Claims are not classified in the Plan. The Plan provides that all such Claims shall be paid in full. Allowed Administrative Expense Claims arising from liabilities incurred by the Debtors in the ordinary course of business shall be paid by the Debtors on and after the Confirmation Date (to the extent not already paid by the Debtors in the ordinary course of their businesses), from the proceeds of Cash Collateral, the proceeds of the DIP Facility, or, to the extent unpaid as of the Closing Date, from the Gross Proceeds pursuant to Section 2(a)(i)(E) of the Plan Support Agreement. DIP Facility Claims shall be paid Cash on the Closing Date from the Gross Sale Proceeds. Bonus Claims shall be paid in accordance with the terms of the Plan Support Agreement. Other Administrative Expense Claims, including, without limitation, Fee Claims and Claims for statutory fees payable pursuant to 28 U.S.C. ss. 1930, shall be paid as and when Allowed from the proceeds of the Cash Collateral, the proceeds of the DIP Facility or, to the extent not otherwise paid from such proceeds or from the Gross Sale Proceeds, from the Administrative Expense Reserve.

                           Priority tax claims shall be paid by the Debtors on
the Effective Date or, if later, on the fifteenth (15th) day after such Claim becomes Allowed, to the extent unpaid as of the Closing Date, from the Administrative Claim Reserve.

                           Notwithstanding the foregoing, to the extent the
holder of an Allowed Administrative Expense Claim or an Allowed Priority Tax Claim agrees to less favorable treatment than the treatment provided under the Plan, such other agreement shall control.

                  2.       CLASS 1 - ALLOWED OTHER PRIORITY CLAIMS.

                           Unless less favorable treatment is otherwise agreed
to by the holder of an Allowed Other Priority Claim (in which event, such other agreement shall govern), each holder of an Allowed Class 1 Claim shall be paid by the Distribution Agent on the Effective Date or, if later, on the fifteenth
(15th) Business Day after such Claim becomes Allowed, Cash from the Administrative Claim Reserve in an amount equal to the amount of such Allowed Class 1 Claim. Claims in Class 1 are not impaired under the Plan. Therefore, pursuant to section 1126(f) of the Bankruptcy Code, the holders of Claims in Class 1 conclusively are presumed to have accepted the Plan and are not entitled to vote.

                  3. CLASS 2 - SECURED CLAIMS OF PARTIES TO THE OMNIBUS COLLATERAL AGREEMENT AND INTERCREDITOR AGREEMENT.

                           (a)      The holders of Claims in Class 2 shall
retain the Liens securing such Claims to the extent of the Allowed amount of such Claims. Upon the closing of the Sale, such Liens shall attach to the Class 2 Distribution Amount, subject to the terms and conditions set forth in the Plan.

                           (b)      In full and final settlement and discharge
of Class 2 Claims, the Collateral Agent on account of each holder of an Allowed Class 2 Claim shall receive (i) on the Closing Date, and from time to time thereafter (if applicable), the Class 2 Distribution Amount; and (ii) upon payment of all Claims payable from such reserve in accordance with the Plan, the unused portions, if any, of the Administrative Claim Reserve.

                           (c)      Pursuant to section 1126(a) of the
Bankruptcy Code, holders of Claims in Class 2 are entitled to vote to accept or reject the Plan.

                           (d)      Notwithstanding any other provisions of the
Plan, as of the Effective Date, the Secured Claims of each holder of a Class 2 Claim shall be deemed Allowed without defense, set off, offset, right of recoupment or counterclaim.

                  4.       CLASS 3 - OTHER SECURED CLAIMS.

                           (a)      Each holder of an Other Secured Claim shall,
within ten (10) days prior to the Confirmation Hearing, File and serve on the Debtors and the Informal Group a written objection to the Other Secured Claim Estimate, attaching all back-up and supporting documentation, to the extent that the holder of such Claim asserts that such holder's Claim is secured by any other or additional property of the Estates or the amount of the Other Secured Claim Estimate is incorrect. If no objection is timely Filed and served, the description of the Collateral in the Other Secured Claim Schedule and the Other Secured Claim Estimate shall be binding for all purposes in these Cases upon the holder of such Claim and shall be an Allowed Secured Claim in the amount set forth in the Other Secured Claim Schedule. Each Person that is not set forth in the Other Secured Claim Schedule that asserts an interest in any property of the Estates or otherwise asserts a Secured Claim shall, within ten (10) days prior to the Confirmation Hearing, File and serve a written objection to the exclusion of such Person from the Other Secured Claim Schedule, attaching all back-up and supporting documentation, to the extent that such Person asserts that such Person's Secured Claim is secured by any property of the Estates. If a Person asserts an interest in any property of the Estates and Such Person is not set forth in the Other Secured Claim Schedule and such Person shall have failed to File and serve an objection to the Other Secured Claim Schedule as set forth herein at least ten (10) days prior to the Confirmation Hearing, (i) such Person shall be deemed for all purposes in these Cases to have waived and released its interest in any property of the Debtors' estates; and (ii) such Person shall be deemed to be a holder of a Class 6 Claim.

                           (b)      In full and final satisfaction and discharge
of all Class 3 Claims, if any, to the extent not previously paid, each holder of an Allowed Class 3 Secured Claim shall receive on the Effective Date or, if later, the fifteenth (15th) Business Day after such Claim becomes an Allowed
Claim:

                                    (i)      if the Collateral securing such
                                             Claim is in the Excluded Assets
                                             (and to the extent not already
                                             received by such holder), the
                                             Collateral securing such Claim
                                             without representation, warranty or
                                             recourse; or

                                    (ii)     if the Collateral securing such
                                             Claim is not included in the
                                             Excluded Assets, Cash equal to the
                                             amount of such Allowed Claim from
                                             the Administrative Claim Reserve;
                                             provided the aggregate amount of
                                             payments pursuant to this Section
                                             III.C.2(b)(ii) of the Plan shall
                                             not exceed $500,000.00 without the
                                             consent of the Informal Group.

                  5.       CLASS 4 - UNSECURED CLAIMS.

                           (a)      On the Effective Date, Class 4 Creditors
will receive an undivided Pro Rata interest in the Liquidation Trust, but excluding any interest in the Post-Effective Date Reserve.

                           (b)      Pursuant to section 1126(a) of the
Bankruptcy Code, holders of Allowed Claims in Class 4 are entitled to vote to accept or reject the Plan.

                  6.       CLASS 5 - INTERESTS.

                           (a)      The Class 5 Interests shall be cancelled as
of the Effective Date. The holders of Interests in Class 5 shall not receive or retain any Distribution or other property on account of such Interests,

                           (b)      Pursuant to section 1126(g) of the
Bankruptcy Code, holders of Allowed Interests in Class 5 are deemed to have rejected the Plan and are not entitled to vote to accept or reject the Plan.

                  7.       CLASS 6 - LENDER WARRANTS.

                           (a)      The Lender Warrants shall be cancelled as of
the Effective Date. The holders of Interests in Class 6 shall not receive or retain any Distribution or other property on account of such Interests.

                           (b)      Pursuant to 1126(g) of the Bankruptcy Code,
holders of

Interests in Class 6 are deemed to have rejected the Plan and are not entitled to vote to accept or reject the Plan.

                  8.       Class 7 - INTERCOMPANY CLAIMS.

                           (a)      The holders of Class 7 Claims shall not
receive or retain any Distribution or other property on account of such Claims.

                           (b)      Pursuant to Section 1126(g) of the
Bankruptcy Code, holders of Claims in Class 7 are deemed to have rejected the Plan and are not entitled to vote to accept or reject the Plan.

                  9.       CLASS 8 - INTERCOMPANY INTERESTS.

                           (a)      The holders of Class 8 interests shall not
receive or retain any Distribution or other property on account of such Interests.

                           (b)      Pursuant to Section 1126(g) of the
Bankruptcy Code, holders of Interest in Class 8 are deemed to have rejected the Plan and are not entitled to accept or reject the Plan.

         D.       IMPLEMENTATION OF PLAN.

                  1.       Sale of Assets.

                           Confirmation of the Plan shall constitute approval of
the Sale pursuant to the terms of the Asset Purchase Agreement, which terms are incorporated into the Plan by reference. Without limitation, the Sale shall be free and clear of all liens, claims, encumbrances and other interests pursuant to Section 363(f) of the Bankruptcy Code, with all such liens, claims, encumbrances and other interests attaching to the Gross Proceeds subject to the terms and conditions of the Plan. The Confirmation Order shall contain such terms and provisions as necessary to effectuate the Sale pursuant to Section 363(f) of the Bankruptcy Code in accordance with the terms and conditions of the Plan. The Confirmation Order shall authorize and direct the Debtors to take all actions and steps necessary or appropriate to consummate the Sale as soon as reasonably practicable on the terms and conditions set forth in the Asset Purchase Agreement and the Plan. The Sale shall occur on the Closing Date. The only conditions to the closing of the Sale shall be as set forth in Sections 6 and 7 of the Asset Purchase Agreement.

                  2.       TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED
LEASES.

                           (a)      Asset Purchase Agreement. Pursuant to
Section 1123(b)(2) of the Bankruptcy Code, Confirmation of the Plan shall constitute the assumption by the Debtors of the Asset Purchase Agreement pursuant to Section 365(a) of the Bankruptcy Code, which shall be referenced by a separate order.

                           (b)      PLAN SUPPORT AGREEMENT. If the Bankruptcy
Court has not approved the assumption of the Plan Support Agreement prior to Confirmation, pursuant to Section 1123(b)(2) of the Bankruptcy Code, Confirmation of the Plan shall constitute the assumption by the Debtors of the Plan Support Agreement pursuant to Section 365(a) of the Bankruptcy Code, which shall be referenced by a separate order.

                           (c)      ASSIGNED CONTRACTS. Pursuant to Section
1123(b)(2) of the Bankruptcy Code, the Assigned Contracts shall be deemed assumed by the Debtors pursuant to Section 365(a) of the Bankruptcy Code as of the Effective Date and assigned to the Buyer pursuant to Section 365(f) of the Bankruptcy Code as of the Effective Date. Before the hearing on approval of the Disclosure Statement, the Debtors shall file a schedule of Cure Amounts. The Schedule of Cure Amounts shall be served with the Disclosure Statement and Plan on (a) all counterparties to the Assigned Contracts and (b) all other parties receiving service of the Disclosure Statement pursuant to Bankruptcy Rule 3017(d). Objections to the assumption and assignment of the Assigned Contracts, including any objection to the Cure Amounts, shall be Filed and served in accordance with the time limits and procedures set forth in the order approving the Disclosure Statement. Failure to File and serve an objection as set forth in the order approving the Disclosure Statement shall constitute a waiver of any objection and consent to assumption and assignment of the Assigned Contracts, including any objection to the Cure Amounts (which shall be deemed conclusive, except to the extent amended by the Debtors in writing prior to the Confirmation Hearing). The Debtors shall pay all Cure Amounts from the proceeds of Cash Collateral or the proceeds of the DIP Facility on or before the Closing Date.

                  3.       APPOINTMENT OF LIQUIDATION TRUSTEE AND DISTRIBUTION
AGENT.

                           The Plan provides that the Causes of Action shall be
assigned to a Liquidation Trust, which shall be established and become effective on the Effective Date. If Class 4 accepts the Plan, the Liquidation Trust further shall be funded as set forth below. All Distributions under the Plan to holders of the Allowed Class 4 Claims shall be from the Liquidation Trust. The Debtors shall appoint the Liquidation Trustee, who will serve on the terms and conditions set forth in the Plan. The Liquidation Trustee shall have the rights and powers set forth in the Trust Agreement, a copy of which is attached as Exhibit D to this Disclosure Statement. Without limitation, the Liquidation Trustee shall administer the Liquidation Trust, and its assets, and make Distributions from the proceeds of the Liquidation Trust in accordance with the Plan and the Plan Support Agreement. In addition, the Liquidation Trustee shall, in accordance with the terms of the Plan, take all actions necessary to wind down the affairs of the Debtors consistent with the Plan and applicable non-bankruptcy law, including, but not limited to, the filing of final tax returns, the dissolution of the Debtors in accordance with applicable state law, and to take such steps as necessary to discontinue BSC's status as a publicly traded company.

                           The Plan further provides for the appointment of a
Distribution Agent to make certain Distributions under the Plan to holders of Allowed Claims and Interests in BSC.

                  4.       LIQUIDATION TRUST.

                           (a)      ASSETS. The Liquidation Trust shall hold and
administer the following assets:

                                    (i)      the Unencumbered Causes of Action;

                                    (ii)     the Secured Party Trust Assets (and
                                             the Net Proceeds thereof to the
                                             extent liquidated after the Filing
                                             Date), which shall be deemed
                                             assigned by the Collateral Agent to
                                             the Liquidation Trust on the
                                             Effective Date for distribution in
                                             accordance with this Section VI;
                                             and

                                    (iii)    if Class 4 accepts the Plan, $5.0
                                             million Cash from the Class 2
                                             Distribution Amount.

                           (b)      DISTRIBUTIONS. Distributions from the
Liquidation Trust shall be made by the Liquidation Trustee as follows:

                                    (i)      the Net Proceeds from the
                                             liquidation of the Unencumbered
                                             Causes of Action shall be
                                             distributed Pro Rata to the holders
                                             of Allowed Class 4 Claims;

                                    (ii)     if Class 4 accepts the Plan, the
                                             Net Proceeds from the liquidation
                                             of the Secured Party Trust Assets
                                             shall be distributed Pro Rata to
                                             the holders of Allowed Class 4
                                             Claims;

                                    (iii)    if Class 4 does not accept the
                                             Plan, the Net Proceeds from the
                                             liquidation of the Secured Party
                                             Trust Assets shall be distributed
                                             to the Collateral Agent on account
                                             of each holder of an Allowed Class
                                             2 Claim;

                                    (iv)     If Class 4 accepts the Plan, the
                                             $5.0 million Cash from the Class 2
                                             Distribution Amount shall be
                                             distributed Pro Rata to the holders
                                             of Allowed Class 4 Claims.

                  The Claims of each party to the Omnibus Collateral Agreement and the Intercreditor Agreement included in Class 4 by operation of Section 506(a) of the Bankruptcy Code shall be subordinated to all other Allowed Claims in Class 4 for the distributions stated in (i), (ii) and (iv) above. The Claims of the parties to the Omnibus Collateral Agreement and the Intercreditor Agreement shall not be subordinated in any way for the distribution stated in
(iii) above.

                  5.       DISPOSITION OF PROPERTY.

                           1.       SECURED PARTIES' PAYMENTS PURSUANT TO PLAN
SUPPORT AGREEMENT. Immediately upon receipt by the Collateral Agent of the initial payout of the Class 2 Distribution Amount to the Collateral Agent, the Collateral Agent shall distribute the initial payout of the Class 2 Distribution Amount less $37.5 million, or $32.5 million in the event Class 4 has not accepted the Plan (such $32.5 million or $37.5 million, as the case may be, the "Plan Support Payment"), to the holders of Allowed Class 2 Claims according to the terms of the Intercreditor Agreement. Within fifteen (15) Business Days of the receipt by the Collateral Agent of the initial payout of the Class 2 Distribution Amount, the Collateral Agent shall deliver the Plan Support Payment to the Distribution Agent.

                           Upon receipt of the Plan Support Payment by the
Distribution Agent, the Distribution Agent shall distribute:

                                    (a)      if Class 4 accepts the Plan, the
sum of $5.0 million to the Liquidation Trustee to be held in the Liquidation Trust for the benefit of unsecured creditors;

                                    (b)      the sum of $17.0 million for the
account of and for distributions to holders of Severance and Retirement Claims on the terms and conditions set forth in Section 2(a)(i)(E)(1)(b) of the Plan Support Agreement and in satisfaction of such Claims; provided, however, any Cash not paid to holders of such Claims as allocated pursuant to Section 2(a)(i)(E)(1)(b) of the Plan Support Agreement shall be paid to the Collateral Agent for the benefit of holders of Allowed Class 2 Claims twenty-five (25) months after the Effective Date;

                                    (c)      the sum of $15.0 million for the
account of, for Pro Rata distribution to and in satisfaction of all rights and Claims related to or arising out of Class 5 Interests as they existed immediately prior to the Effective Date; and

                                    (d)      the Post-Effective Date Reserve to
the Liquidation Trustee (to be held in a segregated account that shall not be part of the Liquidation Trust) to be administered pursuant to the Plan; provided, however, upon payment of all Claims payable from the Post-Effective Date Reserve any unused portion of the Post-Effective Date Reserve shall be paid to the Collateral Agent for the benefit of holders of Allowed Class 2 Claims.

                           2.       ASSIGNMENT OF TRUST AND OTHER ASSETS. On the
Effective Date (a) if Class 4 has accepted the Plan, the Debtors and the Collateral Agent, as applicable, shall be deemed to have assigned to the Liquidation Trust for the benefit of Allowed Class 4 Claims, without representation, warranty or recourse, (i) the Unencumbered Causes of Action;
(ii) the Net Proceeds of the liquidation, after the Filing Date, of the Secured Party Trust Assets; and (iii) to the extent not liquidated before the Effective Date, the Secured Party Trust Assets; or (b) if Class 4 has not accepted the Plan, the Debtors and the Collateral Agent, as applicable, shall (i) shall be deemed to have assigned to the Liquidation Trust for benefit of the holders of Allowed Class 4 Claims, without representation, warranty or recourse, the Unencumbered Causes of Action and (ii) shall be deemed to have assigned to the Liquidation Trust for the benefit of the holders of Allowed Class 2 Claims, without representation, warranty or recourse, the Net Proceeds of the liquidation, after the Filing Date, of the Secured Party Trust Assets and, to the extent not liquidated before the Effective Date, the Secured Party Trust Assets.

                  6.       PROVISIONS GOVERNING DISTRIBUTIONS.

                           The Plan establishes procedures for objections to
Claims and for distributions, including, without limitation, the manner of payment, the treatment of undeliverable distributions, reserves for disputed claims, and compliance with tax requirements.

         E.       RELEASES.

                  Section VI.C of the Plan contains various provisions regarding the discharge of the Debtors, the release and exculpation of the Debtors and other parties to the Plan, and waiver and injunction provisions relating to the foregoing.

                  First, the Plan provides that the treatment of Claims and Interests provided in the Plan shall be in full and final satisfaction, settlement and discharge of all Claims against or Interest in the Debtors, and each of them, and their respective present and former officers, directors, employees, agents, advisors, attorneys, accountants, insurers and other representatives.

                  Second, in consideration of the funding of the Plan and the other mutual covenants and agreements contained in the Plan and the Plan Support Agreement, the Plan provides that the Debtors, each holder of an Allowed Claim in Class 2 the Buyer, their respective predecessors and successors in interest, general and limited partners, other affiliates and each and every Person claiming a right in a derivative capacity in their behalf, and each of the officers, directors, shareholders, members, agents, employees, professionals and other representatives of the foregoing (collectively, the "Released Parties"), irrevocably and unconditionally release, remise and forever discharge one another from any and all direct, indirect or derivative Claims, obligations, suits, actions, causes of actions, liabilities, obligations, demands, damages, judgments, orders, decrees, rights of contribution and indemnification or other right to payment, and other disputes or controversies of every kind, type, nature, description, whether known or unknown, foreseen or unforeseen, fixed or contingent, matured or unmatured, liquidated or unliquidated, existing or hereafter arising in law, equity or otherwise, related to or connected with the Debtors, or any of them, the Cases, Sale, the Plan, the Plan Support Agreement, or the management, operation, business, legal or financial affairs of the Debtors, or any of them, before or after the Filing Date, including, without limitation, Avoidance Actions and any legal or equitable Claim for Tort, Fraud, Contract, Breach of Fiduciary or other duty or violation of federal securities law (the "Released Claims").

                  Third, in consideration of Distributions and other treatment provided under the Plan, the Plan shall, as of the Effective Date, constitute a waiver and release of the Released Parties by any and all Persons who have accepted the Plan or have received a Distribution or other treatment under the Plan and their respective officers, directors, shareholders, members, agents, employees, representatives, predecessors, successors, heirs, assigns and any Person claiming a right in a derivative capacity in their behalf (the "Releasors"), and each Releasor shall (a) irrevocably and unconditionally release, remise and forever discharge each Released Party from any and all Released Claims; and (b) waive the Released Claims and be deemed to have forever covenanted with each Released Party not to sue, make demand or claim, commence, conduct or continue any suit, action, cause of action, or proceeding of any kind, or otherwise seek any payment, damages or other recovery from any Released Party for the Released Claims.

                  Fourth, the Plan provides that from and after the Confirmation Date (a) the Debtors; (b) all Officers, and all other agents, employees, professionals, and representatives of the Debtors; (c) each holder of an Allowed Class 2 Claim (in their capacities as such); (d) the parties to the Plan Support Agreement (in their capacities as such); (c) the Buyer (in its capacity as such); (f) the Collateral Agent; (g) the Liquidation Trustee; and (h) the Distribution Agent (collectively, with each of their predecessors and successors in interest and their respective officers, directors, employees, agents, professionals and other representatives, the "Exculpated Parties") shall neither have nor incur any liability to any Person or Entity for any act taken or omitted to be taken in connection with or related to the formulation, preparation, dissemination, implementation, administration, Confirmation or Consummation of the Plan, the Disclosure Statement or any contract, instrument, release or other agreement or document created or entered into in connection with the Plan, including the Plan Support Agreement, or any other act taken or omitted to be taken in connection with the Cases or the Sale; provided, however, that the foregoing provisions of the Article X.E shall have no effect on the liability of any Person or Entity that results from any such act or omission that is determined in a Final Order to have constituted gross negligence or willful misconduct. From and after the Confirmation Date, all Persons are permanently enjoined from commencing or continuing in any manner, any suit, action or other proceeding, on account of or respecting any claim, obligation, debt, right, cause of action, remedy or liability released or to be released against an Exculpated Party pursuant to Section VI.A.3 of the Plan; provided, however, that this injunction shall not preclude police or regulatory agencies from fulfilling their statutory duties.

                  The Confirmation Order will provide that all Persons with respect to their respective Claims or Interests, permanently are enjoined from and after the Confirmation Date from (a) suing, making demand or claim, commencing, conducting or continuing in any manner, directly or indirectly, any suit, action, cause of action, or other proceeding of any kind against or affecting the Released Parties, or otherwise seek any payment, damages, or other recovery from the Released Parties, or any of them, any property of the Released Parties, any direct or indirect transferee or successor the Released Parties, and any property of any such transferee or successor; (b) enforcing, levying, attaching, collecting or otherwise recovering by any manner or means, whether directly or indirectly, any judgment, award, decree or order against the Released Parties, and each of them, any property of the Released Parties, any direct or indirect transferee or successor of the Released Parties and any property of any such transferee or successor; (c) asserting any right of setoff, subrogation, or recoupment of any kind, directly or indirectly, against any obligation due the Released Parties, except as specifically set forth in the Plan; (d) creating, perfecting, or enforcing any Lien, encumbrance or charge against property with respect to the Released Claims; and (e) acting or proceeding in any manner that does not conform or comply with the provisions of the Plan.

VII.     TAX CONSEQUENCES OF PLAN.

         The following summary discusses the material federal income tax consequences expected to result from the consummation of the Plan. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Tax Code"), applicable Treasury Regulations, judicial authority and current administrative rulings and pronouncements of the Internal Revenue Service (the "IRS"). There can be no assurance that the IRS will not take a contrary view, and no ruling from the IRS has been or will be sought by the Debtors or their advisors. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to, among others, the Debtors and the holders of Claims.

         The following summary is for general information only. The federal income tax consequences of the Plan are complex and subject to significant uncertainties. This summary does not address foreign, state or local tax consequences of the Plan, nor does it purport to address all of the federal income tax consequences of the Plan. This summary also does not purport to address the federal income tax consequences of the Plan to taxpayers subject to special treatment under the federal income tax laws, such as broker-dealers, tax-exempt entities, financial institutions, insurance companies, S corporations, small business investment companies, mutual funds, regulated investment companies, foreign corporations, and non-resident alien individuals. EACH HOLDER OF A CLAIM IS STRONGLY URGED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE POTENTIAL FEDERAL, STATE, LOCAL OR FOREIGN TAX CONSEQUENCES OF THE PLAN.

         A.       FEDERAL INCOME TAX CONSEQUENCES TO THE DEBTORS.

                  1.       LIQUIDATION.

                  The Debtors may realize federal taxable income as the result of the disposition of their assets pursuant to the Plan to the extent the fair market value of their assets exceeds their adjusted tax basis. Any such income resulting from the disposition may be offset by the Debtors' regular tax net operating losses ("NOLs"), if any, and NOL carryforwards. Any such NOLs, however, may be subject to audit and possible challenge by the IRS. Income in excess of the NOLs will subject to tax as determined under the regular federal income tax rules. The Debtors may also be subject to the alternative minimum tax ("AMT"). However, Section 102 of the recently enacted Job Creation and Worker Assistance Act of 2002 provides that for taxable years ending in 2001 and 2002, AMT NOL carryforwards to these taxable years may offset 100 percent, not 90 percent, of the corporation's alternative minimum taxable income ("AMTI"). Accordingly, such carryforwards may eliminate the corporation's AMT liability in its entirety. Unless this provision is extended for taxable years ending after December 31, 2002, AMT NOL carryforwards may not offset more than 90% of the pre-NOL AMTI. The current rate of corporate tax on AMTI is 20 percent. Thus, a corporation that has taxable income prior to taking into account its AMT NOL carryforwards may be required to pay federal tax at an effective rate of at least 2 percent of its pre-NOL AMTI (10 percent of the 20 percent AMT rate), regardless of the aggregate amount of its NOL carryforwards.

                  2.       CANCELLATION OF INDEBTEDNESS INCOME.

                  Upon the Effective Date of the Plan, the Debtors will be discharged of some portion of their outstanding indebtedness to the extent such discharge is allowed by law and such indebtedness is not otherwise satisfied. As a result, the Debtors generally will realize cancellation of indebtedness ("COI") income to the extent that the Cash and fair market value of any property paid by the Debtors in return for the discharge of indebtedness is less than the adjusted issue price (plus the amount of any accrued but unpaid interest) of such indebtedness discharged thereby. Under Section 108(a) of the Tax Code, however, COI income will not be recognized if the COI income occurs in a case brought under the Bankruptcy Code, provided the taxpayer is under the jurisdiction of a court in such case and the COI is granted by the court or is pursuant to a plan approved by the court. Accordingly, because the Debtors are under the jurisdiction of the Bankruptcy Court and the COI will be pursuant to the Bankruptcy Court's approval of the Plan, the Debtors should not be required to recognize any COI income realized as a result of the implementation of the Plan.

                  Under Section 108(b) of the Tax Code, the Debtors will each be required to reduce certain tax attributes, including regular tax NOLs and NOL carryforwards as well as AMT NOLs and NOL carryforwards, in an amount (subject to certain modifications) equal to the amount of COI income excluded from income as described in the preceding paragraph. Under the Tax Code, however, such tax attribute reduction occurs after the determination of tax for the taxable year of the discharge. which includes the Effective Date. Accordingly, the NOLs (both regular and AMT), if any, of the Debtors should be available to offset income arising on or before the Effective Date.


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

         B.       FEDERAL TAX CONSEQUENCES TO HOLDERS OF CLAIMS AND INTERESTS.

All holders of Claims and Interests are urged to consult their own tax advisors with respect to the federal, state, local, and foreign tax consequences of the Plan. THIS DISCLOSURE STATEMENT IS NOT INTENDED, AND SHOULD NOT BE CONSTRUED, AS LEGAL OR TAX ADVICE TO ANY CREDITOR.

VIII.    PLAN CONFIRMATION PROCESS.

         A.       CONFIRMATION.

                  At the Confirmation Hearing, the Bankruptcy Court shall confirm the Plan if the Plan satisfies all requirements of Section 1129(a) of the Bankruptcy Code. The requirements for confirmation of the Plan under Section 1129(a) include the following: (1) the Plan must be accepted by all impaired classes, (2) the Plan must be feasible, and (3) with respect to each holder of a Claim or Interest that does not vote to accept the Plan (even if such holder is a member of a class that as a whole votes to accept the Plan, the Plan must be in the "best interest" of such holder in that the Plan provides for a distribution to the holder that is not less than the amount such holder would receive in a hypothetical chapter 7 liquidation of the Debtors. With respect to the requirement that each impaired class votes to accept the Plan, Section 1129(b) provides that if all other requirements of Section 1129(a) are satisfied, the Plan still may be confirmed if the Plan, with respect to each impaired class that does not accept the Plan, "does not discriminate unfairly" and is "fair and equitable" with respect to such class. The acceptance, feasibility, unfair discrimination and fair and equitable concepts are discussed in more detail below.

         B.       ACCEPTANCE OF PLAN BY VOTING.

                  For the Plan to be accepted by an impaired Class of Claims, it must be accepted by holders of Claims in such Class that hold at least two-thirds in dollar amount and one-half in number of the Claims in such Class held by creditors that actually vote. For the Plan to be accepted by an impaired Class of Interests, it must be accepted by holders of Interests in such Class that hold at least two-thirds in dollar amount of the Interests in such Class held by interest holders that actually vote. A Class is impaired if the legal, equitable, or contractual rights of the members of such Class are modified or altered by the Plan (with an exception, not applicable to the Plan, for curing defaults, reinstating maturity and compensating certain damages). Unimpaired Classes are conclusively presumed to have accepted the Plan and are not part of the vote solicitation process. Only Class 1 is unimpaired under the Plan.

                  If any impaired Class does not accept the Plan, and at least one impaired Class accepts the Plan, the Debtors may seek confirmation of the Plan under the "cram down" provisions of section 1129(b) of the Bankruptcy Code. To obtain confirmation despite non-acceptance by one or more impaired Classes, the Debtors must show to the


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

Bankruptcy Court that the Plan does not discriminate unfairly and is fair and equitable with respect to each such Class. Each of these requirements is discussed further, as follows:

                  1.       UNFAIR DISCRIMINATION.

                  A plan does not discriminate unfairly with respect to a non-accepting Class if it protects the rights of such Class in manner consistent with the treatment of other Classes with similar rights. The unfair discrimination test does not require that similarly situated Classes be treated in exactly the same way. The test requires that such Classes be treated substantially similarly or, if not treated substantially similarly, that differences in treatment be fair.

                  2.       FAIR AND EQUITABLE.

                  A plan does not discriminate unfairly if either (a) each holder of a Claim or Interest in the non-accepting Class receives or retains under the Plan property of a value equal to the Allowed amount of such Claim or Interest; or (b) the holders of Claims or Interests that are junior to such Class receive or retain nothing under the Plan on account of such Claims or Interests (the "Absolute Priority Rule"). The Plan complies with the Absolute Priority Rule. Without limitation, the Debtors' assets are fully encumbered by the Liens of holders of Allowed Class 2 Claims. Pursuant to the Plan Support Agreement, the Plan provides for Class 2 Distributions to junior Classes that otherwise would be paid to holders of Allowed Class 2 Claims as proceeds of their Collateral. Such holders may allocate the value of their Collateral pursuant to the Plan without violating the Absolute Priority Rule.

         C.       FEASIBILITY.

                  As a condition to confirmation of the Plan, section 1129(a) of the Bankruptcy Code requires that Confirmation is not likely to be followed by the liquidation of the Debtors (except as provided in the Plan) or the need for further financial reorganization. The Plan provides ultimately for the liquidation of the Debtors' assets, but the Debtors will continue to operate their businesses pending the closing of the Sale. The Debtors are not likely to need further financial reorganization prior to the Closing.

                  Without limitation, the Plan provides for continued funding of the Debtors through the use of the Cash Collateral and the DIP Facility. Attached as Exhibit E to this Disclosure Statement and incorporated by reference are the Debtors' cash flow forecasts, which show that the Debtors will continue to have sufficient working capital to operate their businesses in the ordinary course pending the Sale.

                  As shown in the Debtors' forecasts, the Debtors will have sufficient liquidity, without further reorganization, to meet their pre-Sale obligations under the Plan and make all Distributions required by the Plan prior to the closing of the Sale. The


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

closing of the Sale, as provided in the Plan, together with the sale or other disposition of assets not included in the Sale as provided in the Plan, will generate the cash proceeds necessary to make all other Distributions provided for in the Plan. Accordingly, the Plan is feasible and the Debtors are able to demonstrate that the Plan is not likely to be followed by the liquidation of the Debtors (except as provided in the Plan) or the need for further financial reorganization of the Debtors.

         D.       BEST INTEREST OF CREDITORS TEST

                  1.       OVERVIEW

                  Confirmation requires that each holder of an Allowed Claim and Interest that is included in an impaired Class either (a) accept the Plan or (b) receive or retain under the Plan property of a value, as of the Effective Date of the Plan, that is not less than the value such holder would receive or retain if the Debtors were liquidated under chapter 7 of the Bankruptcy Code. This requirement applies to all dissenting or nonvoting members of impaired Classes, even with respect to a Class that has accepted the Plan.

                  To determine what holders of Claims and Interests would receive in a hypothetical chapter 7 liquidation, the Bankruptcy Court will consider the dollar amount that would be generated in a straight liquidation of the Debtors assets and properties. Such amount would be reduced by the costs and expenses of liquidation and by additional administrative expense claims that would accrue in chapter 7. Chapter 7 costs and expenses would include, without limitation, (a) statutory fees payable to the chapter 7 trustee pursuant to section 326 of the Bankruptcy Code; (b) fees payable to attorneys, accountants, auctioneers, liquidators and other professional advisors that the chapter 7 trustee would engage to assist in discharging his duties under the Bankruptcy Code; and (c) any unpaid expenses incurred by the Debtors during the Cases, such as unpaid vendor invoices and fees and reimbursement of expenses of attorneys, accountants and other professional advisors retained by the Debtors or statutory committees or any party asserting a substantial contribution claim under section 503(b)(3) of the Bankruptcy Code.

                  The Debtors' liquidation analysis is set forth in section VIII.D.2, below. As shown in the liquidation analysis, a liquidation of the Debtors in chapter 7 would not generate sufficient cash proceeds to pay in full the Allowed Secured Claims of the Secured Parties. The chapter 7 liquidation process also would generate an entirely new level of trustee's fees, professional fees and other administrative expenses that would have priority of payment over Allowed Unsecured Claims. In addition, a chapter 7 liquidation likely would leave unpaid chapter 11 Administrative Expense Claims allowable in the Cases. Further, unpaid Allowed Priority Tax Claims and Allowed Other Priority Claims, which shall be paid in full under the Plan, would have priority of payment over Allowed Unsecured Claims in a chapter 7 liquidation.


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

                  Based on the foregoing, holders of Allowed Claims and Interests in Classes 1, 4, 5, 6, 7 and 8 likely would receive no distribution in chapter 7. Clearly, therefore, the Plan provides for Distributions not less than the value that such holders would receive in chapter 7. In addition, the liquidation analysis shows that holders of Allowed Secured Claims in Class 2 would receive less in chapter 7 than under the Plan. Without limitation, a chapter 7 liquidation would have a disastrous effect on the value of the Debtors' assets, which have a higher value sold as a going concern than sold in a straight liquidation.

                  Accordingly, the Plan meets the best interests of creditors test with respect to all holders of Claims and Interests. The Debtors believe the Plan will maximize the potential return to all parties in interest.

                  2.       LIQUIDATION ANALYSIS.

                           Attached as Exhibit F to this Disclosure Statement
and incorporated by reference is the Debtors' analysis of the return on the Debtors' assets in liquidation.

IX.      ALTERNATIVES TO PLAN.

         As an alternative to confirming the Plan, the Bankruptcy Court could convert the Cases to cases under chapter 7 of the Bankruptcy Code, dismiss the Cases, or consider another chapter 11 plan.

         A.       LIQUIDATION UNDER CHAPTER 7.

         If the Plan is not confirmed, and no other alternative plan is proposed, the Bankruptcy Court could find cause to convert the Cases to cases under chapter 7 of the Bankruptcy Code. In chapter 7, a trustee would be elected or appointed to liquidate the assets of the Debtors for distribution to the Debtors' creditors in accordance with the priorities established by the Bankruptcy Code.

         The Debtors believe that conversion of the Cases to cases under chapter 7 of the Bankruptcy Code would result in lower distributions to all creditors. Substantially ail assets of the Debtors are subject to the Liens of the Secured Parties. In a chapter 7 case, the Secured Parties likely would be able to obtain relief from the automatic stay under Section 362(d) of the Bankruptcy Code to foreclose on their Liens. In this event, essentially no assets, other than Avoidance Actions, would remain to satisfy the claims of creditors other than the Secured Parties. On information and belief, the liquidation of the Debtors' assets as part of a foreclosure by the Secured Parties, instead of through the sale of the Debtors' assets as a going concern, would result in the realization of a significantly lower value for the Debtors' assets.

         Conversion to chapter 7 also would increase the cost of administration of the Debtors' estate. Without limitation, administrative expense claims would accrue for the


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

trustee's statutory fees and the fees and expenses of the various professionals hired by the chapter 7 trustee. See Section VIII.D.1 above. Conversion of the case to chapter 7 also would result in a delay in distributions, if any, to creditors. Based upon the estimated value of Avoidance Actions, the Debtors believe that a chapter 7 trustee would be without sufficient funds to satisfy Allowed Administrative Expense Claims and Allowed Priority Claims and, therefore, would not be able to make any distributions on account of general Unsecured Claims. Moreover, a chapter 7 trustee likely would not have sufficient funding to pursue and liquidate Causes of Action.

         Based on the foregoing, the Debtors believe that holders of Claims and Interests would receive a lower distribution on account of such Claims and Interests if the Cases are converted to chapter 7.

         B.       DISMISSAL OF CASES.

         Dismissal of the Cases likely would have a disastrous result on the value of the Debtors' assets and the return to holders of Claims and Interests. Without limitation, dismissal of the Cases would terminate the automatic stay and would allow the Secured Parties immediately to foreclose their Liens on substantially all of the Debtors' assets. Moreover, dismissal of the Cases would terminate the Debtors' financing and would leave the Debtors without sufficient working capital to operate their businesses. Accordingly, dismissal of the Cases drastically would reduce the value of the Debtors' assets, would lower the return to the Secured Creditors and essentially would eliminate any return to holders of other Claims and Interests. The Debtors believe that dismissal of the Cases is not a viable alternative to the Plan.

         C.       ALTERNATIVE CHAPTER 11 PLAN.

         If the Plan is not confirmed, the Debtors and other parties in interest, including, without limitation, holders of Claims and Interests and any official statutory committee, could propose an alternative plan. The Debtors believe, however, that the Plan will provide the greatest and most expeditious return to holders of Claims and Interests. Without limitation, an alternative plan would not be covered by the Plan Support Agreement. Because the Claims of the Secured Parties exceed the expected sale value of the Debtors' assets, an alternative plan would not likely provide for any distributions to parties other than the Secured Parties. The formulation, negotiation and confirmation of an alternative plan also would delay significantly the administration of the Debtors' cases and would have a negative impact on the Debtors' ability to operate and its viability as a going concern. Under the circumstances, the Debtors submit that confirmation of an alternative plan is unlikely on terms and conditions as favorable to holders of Claims and Interests as those in the Plan.


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

X.       CONCLUSION/RECOMMENDATION.

         Based on the forgoing, the Debtors believe that the Plan is the best alternative to maximize the value of the Debtors' assets and to maximize the return to creditors and equity security holders. The Debtors' management believes confirmation of the Plan is in the best interests of all parties in interest in the Case.

         The Debtors recommend that all parties entitled to cast ballots vote to ACCEPT the Plan.



         Dated: July 3, 2002



                                       BIRMINGHAM STEEL CORPORATION



                                       By /s/ J. Daniel Garrett
                                         ---------------------------------------
                                       Its Executive Vice President and CFO
                                          --------------------------------------



                                       BIRMINGHAM SOUTHEAST, LLC



                                       By /s/ J. Daniel Garrett
                                         ---------------------------------------
                                       Its Executive Vice President and CFO
                                          --------------------------------------



                                       AMERICAN STEEL & WIRE CORPORATION



                                       By /s/ J. Daniel Garrett
                                         ---------------------------------------
                                       Its Executive Vice President and CFO
                                          --------------------------------------


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

                                       PORT EVERGLADES STEEL CORPORATION



                                       By /s/ J. Daniel Garrett
                                         ---------------------------------------
                                       Its Executive Vice President and CFO
                                          --------------------------------------



                                       BIRMINGHAM RECYCLING INVESTMENT COMPANY



                                       By /s/ J. Daniel Garrett
                                         ---------------------------------------
                                       Its Executive Vice President and CFO
                                          --------------------------------------


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